     As filed with the Securities and Exchange Commission on June 20, 1995
                                                    Registration No. 33-58753

================================================================================


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                                _______________

                          AMENDMENT NO.1 TO FORM S-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933*
                                _______________

                               AJAY SPORTS, INC.
            (Exact name of registrant as specified in its charter)

                                   DELAWARE
        (State or other jurisdiction of incorporation or organization)

                                  39-1644025
                     (I.R.S. Employer Identification No.)

              1501 E. WISCONSIN STREET, DELAVAN, WISCONSIN 53115
                                (414) 728-5521
  (Address, including zip code, and telephone number, including area code, of registrant's
                         principal executive offices)

                           THOMAS W. ITIN, PRESIDENT
                               AJAY SPORTS, INC.
              1501 E. WISCONSIN STREET, DELAVAN, WISCONSIN 53115
                                (414) 728-5521
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  COPIES TO:
FAY M. MATSUKAGE, ESQ.                    HAROLD M. GOLZ, ESQ.
LAW OFFICES OF FAY M. MATSUKAGE           KRYS BOYLE GOLZ REICH
STANFORD PLACE 3, SUITE 201                FREEDMAN & SCOTT, P.C.
4582 SOUTH ULSTER STREET PARKWAY          DOMINION PLAZA, SUITE 2700 SOUTH TOWER
DENVER, COLORADO  80237                   600 SEVENTEENTH STREET
(303) 721-9495                            DENVER, COLORADO 80202-5427
                                          (303) 893-2300

               Approximate date of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

*Pursuant to Rule 429, this Registration Statement on Form S-2 also constitutes Post-Effective Amendment No. 6 to Registration Statement No. 33-30760.

Exhibit index on consecutive page _____              Consecutive page 1 of ____


                        CALCULATION OF REGISTRATION FEE
 =========================================================================================================
                                                         PROPOSED          PROPOSED
                                                         MAXIMUM           MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF SECURI-      AMOUNT TO BE      OFFERING PRICE      AGGREGATE      REGISTRATION
     TIES TO BE REGISTERED           REGISTERED          PER UNIT       OFFERING PRICE       FEE
- ----------------------------------------------------------------------------------------------------------
Series C 10% Cumulative               603,750            $10.00          $6,037,500       $2,081.90
Convertible Preferred Stock,          shares
including shares covering the
Over-Allotment option
- ----------------------------------------------------------------------------------------------------------
Common Stock underlying                 (1)                (2)               (2)             (2)
Series C 10% Cumulative
Convertible Preferred Stock
conversion
- ----------------------------------------------------------------------------------------------------------
Common Stock Purchase                 603,750             $0.10          $60,375           $20.82
Warrants, including warrants          warrants
covering the Over-Allotment
option
- ----------------------------------------------------------------------------------------------------------
Common Stock issuable up-            1,487,220            $1.00        $1,487,220          $512.83
on exercise of Common                shares (3)
Stock Purchase Warrants (4)
==========================================================================================================
Underwriter's Warrants to             52,500            $0.00095           $50              $0.02
purchase Series C 10% Cu-            warrants
mulative Convertible Preferred
Stock
- ----------------------------------------------------------------------------------------------------------
Series C 10% Cumulative               52,500              $12.00          $630,000         $217.24
Convertible Preferred Stock         shares (3)
underlying Underwriter's War-
rants
- -----------------------------------------------------------------------------------------------------------
Common Stock underlying              (1)(3)                (2)             (2)                (2)
Series C 10% Cumulative
Convertible Preferred Stock
conversion
- -----------------------------------------------------------------------------------------------------------
Underwriter's Warrants to             52,500            $0.00095          $50               $0.02
purchase Common Stock                warrants
Purchase Warrants
- -----------------------------------------------------------------------------------------------------------
Common Stock Purchase                 52,500             $0.12          $6,300              $2.17
Warrants underlying                 warrants (3)
Underwriter's Warrants
- -----------------------------------------------------------------------------------------------------------
Common Stock issuable up-             52,500             $1.20         $63,000             $21.72
on exercise of Common                shares (3)
Stock Purchase Warrants
- -----------------------------------------------------------------------------------------------------------
Total                                                                 $8,284,495          $2,856.72
===========================================================================================================

(1) The conversion rate will be determined prior to effectiveness by an amendment.

(2) Pursuant to Rule 457(i), the registration fee has been calculated based on the proposed offering price of the Series C 10% Cumulative Convertible Preferred Stock.

(3) An indeterminate number of additional securities are registered hereunder which may be issued, as provided in the Underwriter's Warrants and Warrant Agreement, in the event provisions against dilution become operative. No additional consideration will be received by the registrant upon issuance of such additional securities.

(4) The prospectus included herein covers the securities being registered hereunder, plus 883,470 shares of Common Stock registered by the Registrant on Registration Statement No. 33-30760 on Form S-18. The registration fee for 883,470 of the shares registered hereunder ($304.64) was paid in connection with the filing of Registration Statement No. 33-30760.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

       CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

       ITEM NUMBER AND CAPTION                  CAPTION IN PROSPECTUS

1.  Forepart of the Registration         Outside Front Cover
    Statement and Outside Front Cover
    Page of Prospectus

2.  Inside Front and Outside Back        Inside Front Cover and Outside Back
    Cover Pages of Prospectus            Cover

3.  Summary Information, Risk Factors    Prospectus Summary; Risk Factors
    and Ratio of Earnings to Fixed
    Charges

4.  Use of Proceeds                      Use of Proceeds

5.  Determination of Offering Price      Not applicable

6.  Dilution                             Dilution

7.  Selling Security Holders             Not applicable

8.  Plan of Distribution                 Underwriting

9.  Description of Securities to be      Description of Securities
    Registered

10. Interests of Named Experts and       Not applicable
    Counsel

11. Information with Respect to the      Business; Market for the Company's
    Registrant                           Common Stock and Related Stockholder
                                         Matters; Selected Financial
                                         Information; Management's Discussion
                                         and Analysis of Financial Condition
                                         and Results of Operations; Changes in
                                         and Disagreements with Accountants on
                                         Accounting and Financial Disclosure

12. Incorporation of Certain             Incorporation of Certain Documents by
    Information by Reference             Reference

13. Disclosure of Commission             Not applicable
    Position on Indemnification for
    Securities Act Liabilities

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUT NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY STATE.                                                                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS         Subject to Completion, dated June 20, 1995

                   [LOGO OF AJAY SPORTS, INC. APPEARS HERE]

 525,000 Shares of Series C 10% Cumulative Convertible Preferred Stock 525,000
                         Common Stock Purchase Warrants

  All of the securities offered hereby are being sold by Ajay Sports, Inc. (the "Company"). The Series C 10% Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") and Common Stock Purchase Warrants (the "Warrants") offered hereby must be purchased together on the basis of one share of Series C Preferred Stock and one Warrant. The Series C Preferred Stock and Warrants will be separately transferable immediately. Each share of Series C Preferred Stock
is convertible into    shares of the Company's Common Stock. The Series C
Preferred Stock will be redeemable at any time at the stated value of $11.00 per share plus all accrued and unpaid cumulative dividends. See "Description of Securities--Series C Preferred Stock."

  Each Warrant entitles the holder thereof to purchase, at a price of $1.00 (the "Warrant Exercise Price"), one share of Common Stock at any time through December 31, 1996. The Warrants are subject to redemption by the Company at $.05 per Warrant at any time on 45 days' prior written notice provided that the closing high bid price of the Common Stock has exceeded the Warrant Exercise Price by 50% or more for 20 consecutive trading days. The Company must have on file a current registration statement pertaining to the Common Stock underlying the Warrants in order for a holder to exercise the Warrants or in order for the Warrants to be redeemed by the Company. See "Description of Securities-- Warrants."

  Prior to this offering, there has been no public market for the Series C Preferred Stock. The Company's Common Stock is traded on the NASDAQ Small-Cap Market under the symbol "AJAY". On June 14, 1995, the closing high bid price for the Common Stock on NASDAQ was $.56.

  See "Risk Factors" for a discussion of certain risks associated with an investment in the securities offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
===============================================================================

                                                    Price       Underwriting   Proceeds to
                                                  to Public    Discounts (1)    Company(2)
- ------------------------------------------------------------------------------------------
Per Share.....................................      $10.00        $100,000        $9.00
- ------------------------------------------------------------------------------------------
Per Warrant...................................       $.10           $.01           $.09
- ------------------------------------------------------------------------------------------
Total(3)......................................    $5,302,500      $530,250      $4,772,250
- ------------------------------------------------------------------------------------------

===============================================================================
(1) The Company has agreed to pay the Representative a nonaccountable expense allowance, to pay a financial consulting fee, and to issue warrants to the Representative (the "Representative's Warrants"). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 (the "ACT"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $325,000, including the nonaccountable expense allowance payable to the Representative. See "Underwriting."
(3) The Company has granted the Representative an option for 45 days to purchase up to 78,750 additional shares of Series C Preferred Stock and up to 78,750 additional Warrants on the same terms set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be $6,097,875.00, $609,787.50, and $5,488,087.00, respectively. See
    "Underwriting."

The Series C Preferred Stock and Warrants are offered severally by the Underwriters, subject to prior sale when, as and if accepted by the Underwriters and subject to the right to reject orders in whole or in part and certain other conditions. It is expected that delivery of certificates representing the Series C Preferred Stock and Warrants will be made on or about
    , 1995.

                           SCHNEIDER SECURITIES, INC.
                                       , 1995

                      [photographs of golf products here]















IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES C PREFERRED STOCK, COMMON STOCK, OR WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS, SELLING GROUP MEMBERS AND THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SERIES C PREFERRED STOCK, COMMON STOCK, OR WARRANTS ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                  THE COMPANY

       Ajay Sports, Inc. (the "Company") markets and distributes golf bags, golf accessories, and hand-pulled carts through its wholly-owned subsidiary, Ajay Leisure Products, Inc. ("Ajay"). The golf products are sold by Ajay under the Spalding(R), Pro Classic(R), and Private Pro(R) brand names, primarily to large retailers, such as discount stores, department stores, catalog showrooms, and other mass merchandise outlets. Ajay has the exclusive right to market and distribute golf bags, hand-pulled carts, gloves, and other golf accessories under the Spalding(R) brand name through the mass merchandise channel. This channel includes national retailers, such as Wal-Mart, K-Mart, and Target. Based on industry reports, management believes that sales through the mass merchandise channel will experience continued growth.

       Ajay designs and manufactures its golf bags. The preliminary production of the golf bags is undertaken at its Delavan, Wisconsin facility, where raw materials are designed and fabricated in preparation for sewing and assembly at its Mexicali, Mexico facility. Final manufacturing, assembly, and distribution occur at Ajay's Delavan, Wisconsin facility. Ajay believes that this manufacturing arrangement enables the Company to manufacture products of high quality while maintaining competitive costs.

       Ajay sells its products through a recently strengthened network of independent sales representatives throughout the United States. This network was upgraded in 1994, under new management, through additional sales coverage in key markets and a focus on representatives that concentrate principally on the sports business.

       The Company also designs, manufactures, and markets casual living furniture through another wholly-owned subsidiary, Leisure Life, Inc. ("Leisure Life"). Leisure Life's products are sold under the In-Motion(R) name. The products utilize a patented design which emphasizes comfort, adjustability, durability, and value for the porch and patio. The Company expects sales by Leisure Life, which was acquired in August 1994, to become significant as a percentage of total sales in 1995. Leisure Life plans to develop an economical line of indoor furniture later in 1995 for introduction in 1996.

       Throughout 1994, new management, experienced in "turnaround" situations, implemented a plan of action to attain profitability in 1995. Management instituted a cost reduction program which included a reduction in salary and labor positions, along with related fringe benefits. The Company also obtained more favorable material costs, enhanced its material utilization methods, and instituted more efficient manufacturing techniques. The Company strengthened its sales coverage by appointing additional experienced independent sales representatives and increased its emphasis on product development, which resulted in several new product introductions in late 1994. See "Business." Based on results of operations for the first quarter of 1995, management believes that its plan of action will be successful. In 1994, entities with whom management of the Company is affiliated made an additional commitment to the Company by providing the Company with its credit facility and $2,400,000 in new equity. See "Management" and "Certain Transactions."

       The Company intends to use the proceeds of this offering to implement its growth strategy. Following this offering, the enhanced financial resources available to the Company will provide it with additional inventory and accounts receivable financing, permit it to improve and enhance its manufacturing capabilities, and provide it with working capital which may be used to expand product lines, develop new markets and possibly acquire companies or product lines compatible with or complementary to its present products in order to expand its leisure and recreational business. See "Use of Proceeds."

                                 THE OFFERING

Securities offered (1)................  525,000 shares of Series C Preferred
                                        Stock and 525,000 Warrants.  Each
                                        share of Series C Preferred Stock is
                                        convertible into      shares of the
                                        Company's Common Stock.  Cumulative
                                        dividends are payable on the Series C
                                        Preferred Stock.  Each Warrant
                                        entitles the holder to purchase one
                                        share of Common Stock at any time
                                        through December 31, 1996 at a price
                                        of $1.00.  The Warrants are
                                        redeemable by the Company at $.05 per
                                        Warrant under certain conditions.
                                        The terms of these Warrants are
                                        identical to publicly-held warrants
                                        to purchase Common Stock.
                                        Accordingly, "Warrants" refers to
                                        those offered hereby and the
                                        outstanding publicly-held warrants.
                                        See "Description of Securities."

Common Stock outstanding:
  Before the Offering (2).............  22,545,537
  After the Offering assuming
   full conversion of Preferred
      Stock (2).......................  ____________

NASDAQ symbols
  Common Stock........................  AJAY
  Preferred Stock.....................  AJAYP (Proposed)
  Warrants............................  AJAYW

Use of net proceeds...................  The Company intends to use the proceeds of this offering for inventory
                                        and accounts receivable financing, to
                                        improve and enhance its manufacturing
                                        capabilities, and to provide working
                                        capital which may be used to expand
                                        product lines, develop new markets, and
                                        possibly acquire companies or product
                                        lines compatible with or complementary
                                        to its present products in order to
                                        expand its leisure and recreational
                                        business. See "Use of Proceeds."
________________

(1) Does not include up to 78,750 shares of Series C Preferred Stock and 78,750 Warrants that may be sold by the Company pursuant to the Representative's over-allotment option. See "Underwriting."

(2) Assumes no exercise of (i) the Warrants offered hereby, (ii) the over-allotment option, (iii) presently outstanding Series B Preferred Stock, warrants and options, and (iv) the Representative's Warrants. See "Description of Securities" and "Underwriting."

                                 RISK FACTORS

This Offering involves substantial risks associated with the Company and its business including, among others, risks associated with substantial industry competition, significant indebtedness, reliance on a few significant customers and dependence on management. See "Risk Factors."

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION


                                                                                            Three Months
                                                 Year Ended December 31,                   Ended March 31,
                                    ------------------------------------------------       ---------------
                                              (in thousands, except per share amounts and ratios)
Statement of Operations:            1990       1991       1992       1993       1994       1994       1995
                                    ----       ----       ----       ----       ----       ----       ----
Net sales......................   $16,937    $20,049    $21,014    $15,902    $12,899    $ 3,663    $ 5,454
Gross profit...................     2,519      3,914      3,858      1,730        608        476      1,092
Operating income (loss)........      (344)       677        962     (1,104)    (2,139)      (156)       340
Net income (loss)..............    (1,080)    (2,121)       381     (1,921)    (3,080)      (320)       155
Net income (loss)
  per common share.............      (.14)      (.26)       .02       (.24)      (.27)      (.04)       .01
Weighted average common
  shares outstanding...........     7,602      8,270      8,457      8,812     12,218      8,825     22,546
Ratio of earnings to combined
  fixed charges and preferred
  stock dividends..............       .01       (.51)       .86       (.67)     (1.44)                 1.00
Coverage deficiency............     1,705      2,746        244      2,546      3,705                    --
                                                                                           March 31, 1995
                                                                                          -----------------
                                                                                           (in thousands)
                                                                                                     As Ad-
Balance Sheet Data:                                                                        Actual    justed (1)
                                                                                          -------   -------
Working capital...................................................................        $   737   $ 5,184
Total assets......................................................................         11,125    15,572
Long-term debt....................................................................            106       106
Stockholders' equity..............................................................          2,195     6,642

(1) Adjusted to reflect the sale by the Company of 525,000 shares of Series C Preferred Stock and 525,000 Warrants and the application of the estimated net proceeds of this offering of $4,447,250 as indicated under "Use of Proceeds."

       The operating and balance sheet data shown above were derived from audited financial statements of the Company for full fiscal years, as well as unaudited interim period financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the Consolidated Financial Statements of the Company and notes thereto, included elsewhere in the Prospectus. The results of operations for the three months ended March 31, 1995 are not necessarily indicative of the operating results for the full year.

                                  THE COMPANY

       The Company was organized under Delaware law on August 18, 1988. Principal manufacturing, distribution and executive offices are located at 1501
E. Wisconsin Street, Delavan, Wisconsin 53115, and its telephone number is (414) 728 5521. The Company's administrative office is at 7001 Orchard Lake Road, Suite 424, West Bloomfield, Michigan 48322. The Company has an additional manufacturing and distribution facility at 215 4th Avenue North, Baxter, Tennessee 38544, headquarters for its Leisure Life subsidiary, and a manufacturing facility in Mexicali, Mexico.


                                 RISK FACTORS

       THIS OFFERING INVOLVES SUBSTANTIAL RISKS ASSOCIATED WITH THE COMPANY AND ITS BUSINESS INCLUDING, AMONG OTHERS, RISKS ASSOCIATED WITH SUBSTANTIAL INDUSTRY COMPETITION, SIGNIFICANT INDEBTEDNESS, RELIANCE ON SIGNIFICANT CUSTOMERS AND DEPENDENCE ON MANAGEMENT.

       PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, AMONG OTHER FACTORS, THE RISK FACTORS AND OTHER SPECIAL CONSIDERATIONS RELATING TO THE COMPANY AND THIS OFFERING SET FORTH BELOW.

THE COMPANY

     QUALIFIED AUDITORS' OPINIONS. The report of the Company's auditors on the financial statements for the last fiscal year contains an explanatory paragraph related to substantial doubt regarding the Company's ability to continue as a going concern due to the Company's significant losses for the 1994 and 1993 fiscal years and its reliance upon affiliated companies to fund cash flow deficiencies through equity infusions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.

       LOSSES FROM OPERATIONS. With the exception of the 1992 fiscal year, the Company has incurred losses from operations since its inception. At March 31, 1995, the accumulated deficit was $8,241,000 (unaudited) and the net loss for the 1994 fiscal year was $3,080,000. There is no assurance that the Company will be profitable in 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements.


       SIGNIFICANT INDEBTEDNESS. Ajay has a current indebtedness at March 31, 1995 of $6.8 million due February 1, 1996 under a Loan Agreement with Williams Controls Industries, Inc. ("Williams Controls"), which is secured by substantially all of the assets of Ajay. While Ajay continues to work on the refinancing of its working capital loan, there is no assurance that such financing can be accomplished on acceptable terms. The Company has guaranteed payment of this loan and has pledged all of the outstanding stock of Ajay. In addition, Williams Controls was granted options which can increase its stock ownership to 45.2% of the Company's outstanding Common Stock (without giving effect to this offering) if the loan is repaid in full by August 1, 1995, or 56.3% of the Company's outstanding Common Stock (without giving effect to this offering) if the loan is not repaid in full by August 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

       PRICE SENSITIVITY. Sales of golf accessories, golf bags, hand-pulled golf carts, billiard accessories, indoor and outdoor leisure furniture to mass merchandisers and regional retailers are highly price-sensitive. Increases in labor, material and manufacturing costs could adversely affect the Company's margins and, therefore, its profits. See "Business."

       RELIANCE ON FOREIGN SUPPLIES AND THE CONDUCT OF BUSINESS IN FOREIGN JURISDICTIONS. Ajay purchases certain parts, components, and products abroad. Accordingly, the relative value of the U.S. dollar against foreign currencies, the imposition of tariffs, import and export controls, and changes in governmental policies could significantly affect its margins and, therefore, its profits. Furthermore, a portion of its manufacturing operations are conducted in Mexico, where such operations may be subject to local economic, social and political influences, including but not limited to, transportation delays and interruptions, political and economic uncertainty and disruptions, and labor strikes, any of which could adversely affect its operations. To date, the Company has not experienced any material adverse effects as a result of its foreign operations. During 1994, Ajay expended approximately $60,000 to terminate the employment of some of its Mexican employees; however, since the fourth quarter of 1994, the Mexican currency has suffered a devaluation, thereby lowering the cost of work done in Mexico in terms of U.S. dollars. See "Business - Competition."

       COMPETITION. Ajay competes with other manufacturers of golf accessories, golf bags, hand-pulled golf carts and related sports accessories, some of which have greater assets, name recognition, broader product lines, distribution networks, and financial, managerial, and marketing resources than the Company. Leisure Life, the other operating subsidiary of the Company, has had only limited operations and sales to date. At this time, as compared to the large number of manufacturers of indoor and outdoor furniture, it is not a significant competitor. See "Business - Competition."

       RELIANCE ON SIGNIFICANT CUSTOMERS. During the years ended December 31, 1993 and 1994 approximately 70% and 72%, respectively, of the Company's sales were attributable to its top ten customers, most of whom were mass merchandisers. Furthermore, Ajay's largest customer accounted for approximately 41% of Ajay's sales in 1994. The Company has experienced the loss of a significant customer in the past, resulting in a marked decrease in sales. The loss of any of these customers could adversely affect the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" and "Business -Marketing and Distribution."

       DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING. Over 92% of the Company's sales in 1994 were related to sales of golf products. The demand for golf products is related to the number of persons playing golf and the number of rounds of golf played, as well as the amount of discretionary spending by consumers. Each of these factors may be adversely affected by general economic conditions. A decrease in consumer spending on golf could have an adverse effect on the Company's financial condition and results of operations. Seasonal weather condition patterns can significantly affect the golf business and all products involved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations" and "Business."

       DEPENDENCE ON MANAGEMENT. The Company is dependent upon the management of Ajay and Leisure Life for the day-to-day operation of its business and in particular is dependent upon the services of Mr. Thomas W. Itin, Chairman and President of the Company, and Mr. Clarence H. Yahn, President of Ajay and Leisure Life. The loss of services of either of these officers for any reason could have a material adverse effect on the Company's business. The Company has entered into an agreement with Mr. Itin under which he will be paid $1 per year for fiscal 1995. There is no agreement with Mr. Yahn. No assurance can be given that the Company would be able to replace either of these men should the Company lose their services. The Company does not have key man insurance on Mr. Yahn or Mr. Itin. See "Management and Key Personnel."

       PRODUCT LIABILITY. The Company faces the risk of exposure to product liability claims if consumers using its products are injured in connection with their use. While the Company will continue to attempt to take appropriate precautions, there can be no assurance that they will avoid significant product liability exposure. Although management believes that the Company has adequate product liability insurance based on its historical coverage, there can be no assurance that its current insurance coverage is adequate, that economically affordable insurance coverage can be maintained or will be available at all in the future, or that a product liability claim would not materially adversely affect the business or financial condition of the Company. See "Business - Legal Proceedings."

       DEPENDENCE ON LICENSE AGREEMENTS. A significant portion of the Company's revenues result from the sale of products manufactured and sold pursuant to various license agreements. No assurance can be given that the Company will be able to remain a licensee under such agreements and the loss of any such license could have a material adverse effect on the Company's business. See "Business - Licensing."

       ALLOCATION OF WORKING CAPITAL AND POTENTIAL ACQUISITIONS. The net Offering proceeds have been allocated for additional inventory and accounts receivable financing, the improvement and enhancement of the Company's manufacturing capabilities, and working capital which may be used to expand product lines, develop new markets and possibly acquire companies or product lines compatible with or complementary to its products. Investors in this Offering will not be able to directly control the use of such funds or have any opportunity to review any such acquisition before the occurrence of such an event. Accordingly, investors must therefore rely on management of the Company for directing the expenditure of these funds. Further, there can be no assurance that any such acquisition will prove successful. See "Use of Proceeds."

       GOVERNMENTAL REGULATIONS. The Company is subject to a variety of regulations at the state, local and federal level and also operates under the jurisdiction of foreign governments in countries in which the Company does business. Adverse changes in these regulations could seriously impact the Company's operations and profits. See "Business - Governmental Regulations."


     AUTHORIZATION OF PREFERRED STOCK. The Company is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, with such rights, preferences, qualifications, limitations, and restrictions as shall be fixed and determined by the Company's Board of Directors from time to time. Any such preferences may operate to the detriment of the rights of the holders of the Common Stock. There are issued and outstanding 12,500 shares of Series B Preferred Stock. Prior to this offering, no shares of Series C Preferred Stock were issued or outstanding. See "Description of Securities - Preferred Stock."


     LIMITATIONS ON CHANGE OF CONTROL. The "takeover" statute of the Delaware General Corporation Law to which the Company is subject could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium for their shares of Common Stock. See "Description of Securities - Certain Provisions of Delaware Law and the Company's Certificate of Incorporation."

     INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS. Pursuant to the Certificate of Incorporation and Bylaws of the Company, the officers, directors, employees and agents of the Company are entitled to indemnification from the Company for liabilities incurred in connection with the business or activities undertaken in their official capacities where the acts involved did not constitute intentional misconduct, a knowing violation of the law, or the receipt of an impermissible personal benefit. Furthermore, the Certificate of Incorporation of the Company limits the personal liability of directors to the Company and its shareholders for monetary damages, except for liability for any breach of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, for unlawful stock purchase or redemption, or for any transaction from which the director derived any improper personal benefit. Therefore, while the directors and officers may be accountable to the Company and its shareholders as fiduciaries, the Company and its shareholders have a more limited right of action than they would, absent the indemnification and limitation of liability provisions contained in the Company's Certificate of Incorporation and Bylaws.

THE OFFERING

       CONTROL BY MANAGEMENT. Following completion of this Offering, the present management of the Company will own, assuming no exercise of the Warrants or other stock options and no conversion of the outstanding Preferred Stock, approximately 68% of the outstanding Common Stock. Given the magnitude of convertible securities owned by management, the lack of cumulative voting, and the fact that one-third of the Company's outstanding Common Stock constitutes a quorum, persons not affiliated with management may not have the power to elect a single director. As a practical matter, the current management will continue to effectively control the Company. See "Principal Shareholders."

       ABSENCE OF A PUBLIC MARKET. While there currently is a public market for the Common Stock and the Warrants of the Company, there is no public market for the Series C Preferred Stock, and no assurance can be given that a market will develop subsequent to this Offering or that purchasers will be able to resell their securities at the public offering price, or that a purchaser will be able to liquidate his/her investment without considerable delay, if at all. If a market does develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant effect on the market price of the securities being offered. See "Market for the Company's Stock and Related Stockholder Matters."

       ACQUISITION BY OTHER STOCKHOLDERS AT LESS COST THAN INVESTORS IN THIS OFFERING. The holder of the Series B Preferred Stock acquired its shares of Common Stock, and has the right to acquire additional shares of Common Stock, pursuant to the conversion privileges of that class of stock at a cost ($.34 per share) substantially less than that which the investors will be able to convert their Series C Preferred Stock to Common Stock ($ __ per share). Additionally, certain outstanding options and warrants are exercisable to purchase Common Stock at prices ranging between $.34 to $.80, which are less than the Warrant Exercise Price of $1.00. To the extent that shares of Common Stock are issued pursuant to the conversion of the Series B Preferred Stock or the exercise of these other options and warrants, investors in this Offering will experience dilution in ownership of the Company and in their investment See "Dilution".


       POTENTIAL FUTURE SALES UNDER RULE 144; EXERCISE OF REGISTRATION RIGHTS. Of the 22,545,537 shares of Common Stock currently outstanding, 14,261,353 are "restricted securities" and may in the future be sold in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Rule 144 generally provides that beneficial owners of shares who have held such shares for two years may sell within a three-month period a number of shares not exceeding 1% of the total outstanding shares or the average trading volume of the shares during the four calendar weeks preceding such sale. Sales of substantial amounts of Common Stock in the public market after the Offering pursuant to Rule 144 or otherwise, or the perception that such sales could occur may adversely affect prevailing market prices of the Common Stock. With regard to the restricted shares, 5,552,529 are currently eligible for sale under Rule 144, 1,650,000 will become eligible in August 1996, and 7,058,824 will become eligible for sale in October 1996. See "Shares Eligible for Future Sale."

       Whenever the Company proposes to register shares of Common Stock under the Securities Act, either for its own account or for the account of stockholders exercising registration rights, holders subject to outstanding options may require the Company, subject to certain limitations, to include all or part of their shares in the registration. The exercise of any of these registration rights may hinder the Company in making public offerings of its securities in the future and may adversely affect the market price of the Common Stock.

       DIVIDENDS. The Company expects to pay dividends on the Series B Preferred Stock and Series C Preferred Stock, which have a preference as to the payment of any dividend on any other shares of capital stock of the Company. In addition, Ajay's Loan Agreement with Williams Controls restricts Ajay from paying dividends to the Company except in certain circumstances. Accordingly, the Company does not contemplate paying cash dividends on Common Stock in the foreseeable future since it will use all of its earnings, if any, after the payment of dividends on the Series B Preferred Stock and Series C Preferred Stock, to finance expansion of its operations. See "Dividend Policy" and "Description of Securities."

     RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS. The ratio of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years indicates a less than one-to-one coverage. Only the ratio for the three months ended March 31, 1995 indicates a one-to-one coverage. There can be no assurance that the Company will continue to generate sufficient earnings to cover fixed charges and dividends on the Series B Preferred Stock which is presently outstanding and the Series C Preferred Stock which is being offered hereby. See "Prospectus Summary - Summary Consolidated Financial Information" and the Consolidated Financial Statements.

       UNDERWRITERS' INFLUENCE ON THE MARKET. A significant amount of the Series C Preferred Stock and Warrants may be sold to customers of the Underwriters. Such customers subsequently may engage in transactions for the sale or purchase of such securities through or with the Underwriters. Although they have no legal obligation to do so, the Underwriters from time to time in the future may make a market in and otherwise effect transactions in the Company's securities. To the extent the Underwriters do so, they may be a dominating influence in any market that might develop and the degree of participation by the Underwriters may significantly affect the price and liquidity of the Company's securities. Such market making activities, if commenced, may be discontinued at any time or from time to time by the Underwriters without obligation or prior notice. If a dominating influence at such time, the Underwriters' discontinuance of market making activities could adversely affect the price and liquidity of the securities.



       CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE WARRANTS. Holders of Warrants may exercise them only if a current prospectus relating to the Common Stock underlying the Warrants is then in effect and only if such shares are qualified for sale or exempt from qualification under applicable state securities laws of the states in which holders of the Warrants reside. In the Warrant Agreement, the Company has agreed to register or qualify the shares in all of the jurisdictions in which the securities offered hereby are registered or qualified. Although the Company has undertaken to make a good faith effort to maintain the effectiveness of a current prospectus covering the Common Stock underlying the Warrants and to register or qualify the shares for sale in jurisdictions where the holders of Warrants reside, there can be no assurance that the Company will be able to do so. The Company may determine not to register or qualify the shares underlying the warrants in certain jurisdictions where the time and expense involved would not justify such registration and qualification. The Warrants may be deprived of any value in the event this Prospectus or another prospectus covering the shares issuable upon exercise of the Warrants is not kept effective or if such shares are not registered in the states in which holders of the Warrants reside. See "Description of Securities - Warrants."

       OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES; POTENTIAL DILUTION AND ADVERSE IMPACT ON ADDITIONAL FINANCING. As of May 25, 1995, the Company had outstanding options, warrants, and convertible securities to acquire an aggregate of 18,322,843 shares of Common Stock. In addition, upon the conclusion of this offering, additional convertible shares of Series C Preferred Stock and Warrants will be issued. To the extent that the outstanding options, warrants, and convertible securities are exercised or converted, dilution to the interests of the Company's shareholders may occur. For the life of the options, warrants, and convertible securities described above, the holders will have the opportunity to profit from a rise in the price of the underlying Common Stock. The existence of such options, warrants, and convertible securities may adversely affect the terms on which the Company can obtain additional financing, and the holders of such options, warrants, and convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain additional capital by an offering of its unissued capital stock on terms more favorable to the Company than those provided by such options, warrants, and convertible securities. See "Description of Securities" and "Shares Eligible for Future Sale."

                                    DILUTION

     At March 31, 1995, the Company had a net tangible book value of $750,000 or $.03 per share of Common Stock. Net tangible book value per share of Common Stock represents total tangible assets reduced by total liabilities and the liquidation value of outstanding Series B Preferred Stock, divided by the number of outstanding shares of Common Stock. Without taking into account any changes in net tangible book value after March 31, 1995, after giving effect to the sale by the Company of 525,000 shares of Series C Preferred Stock and 525,000 Warrants for net proceeds of $4,447,250 (and attributing no part of the proceeds to the Warrants), and assuming that all of the shares of Series C Preferred Stock are converted into shares of Common Stock at a conversion rate of ten shares of Common Stock for one share of Preferred Stock, the pro forma net tangible book value of the Company's Common Stock at March 31, 1995 would have been $5,197,000 or $.19 per share. Accordingly, after the offering, the net tangible book value of the shares of Common Stock held by the present shareholders would have increased $.16 per share. Concurrently, new investors converting shares of Series C Preferred Stock to Common Stock would suffer substantial immediate dilution of $.81 per share.

     The following table illustrates the foregoing dilution of a new investor's equity in a share of Common Stock assuming the conversion of all Series C Preferred Stock to Common Stock at a conversion rate of ten shares of Common Stock for one share of Preferred Stock:


          Conversion price per share of Common Stock........  $1.00
          Net tangible book value per common share
            before offering.................................  $0.03
          Increase per share attributable to new investors..  $0.16
          Pro forma net tangible book value per common
            share after offering............................  $0.19
          Dilution per common share to new investors........  $0.81

          The following table sets forth, as of the date of this Prospectus, a comparison of the respective investment and equity of the current holders of the Common Stock and investors purchasing shares of Series C Preferred Stock in this offering. Such table assumes that the investors purchasing shares of Series C Preferred Stock in this offering will convert such shares into shares of Common Stock at a conversion rate of ten shares of Common Stock for one share of Preferred Stock.

                            Shares Purchased    Total Consideration     Average
                           -------------------  --------------------   Price per
                             Number    Percent    Amount     Percent     Share
                           ----------  -------  -----------  -------   ---------
Officers, directors, and
  affiliates.............  15,600,764    56.1%  $ 5,040,014    33.7%     $0.32
Other existing
  shareholders...........   6,944,773    25.0%    4,670,880    31.2%     $0.67
New investors............   5,250,000    18.9%    5,250,000    35.1%     $1.00
                           ----------   -----   -----------   -----
Total....................  27,795,537   100.0%  $14,960,894   100.0%
                           ==========   =====   ===========   =====

        MARKET FOR THE COMPANY'S STOCK AND RELATED STOCKHOLDER MATTERS

       The Company's Common Stock has been traded over-the-counter since November 1989 and is reported by Nasdaq. The following table sets forth the range of high and low bid quotations given quarterly by Nasdaq for the last two years. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

1993                                   HIGH BID                 LOW BID

First Quarter.....................       $.69                    $.47
Second Quarter....................        .69                     .38
Third Quarter.....................        .47                     .31
Fourth Quarter....................        .41                     .31

1994

First Quarter.....................       $.44                    $.31
Second Quarter....................        .44                     .13
Third Quarter.....................        .59                     .25
Fourth Quarter....................        .59                     .34

1995

First Quarter.....................       $.59                    $.38

       On June 14, 1995, the closing high bid price for the Common Stock on NASDAQ was $.56.

       The number of record holders of the Company's Common Stock as of June 8, 1995 was 400 according to the Company's transfer agent.

                                USE OF PROCEEDS

       The net proceeds to the Company are estimated to be $4,447,250 ($5,163,087.50 if the Representative's over-allotment option is exercised in full) after deduction of underwriting discounts, the Representative's nonaccountable expense allowance and consulting fee, and other expenses of this Offering.

       The Company anticipates such net proceeds will be utilized substantially as follows:


             APPLICATION OF PROCEEDS                                                    AMOUNT
     Inventory and accounts receivable financing..................................    $3,000,000
     Enhancement/improvement of manufacturing capabilities:
        Acquisition of additional manufacturing equipment for Mexicali facility...       100,000
        Acquisition of containers for transport of work in process
             inventory between the Delavan and Mexicali facilities................        40,000
        Mexicali plant improvements and repair....................................        60,000
        Purchase of additional equipment for Leisure Life's
             manufacturing operations.............................................        30,000
        Construction of additional storage for Leisure Life's finished
             product inventory and building improvements..........................        70,000
     Working capital..............................................................     1,147,250
                                                                                      ----------
                Total.............................................................    $4,447,250
                                                                                      ==========

       The Company anticipates that conventional revolving credit facilities, which are typically based on 80-85% of existing accounts receivable and 50-60% of inventory, will not provide sufficient working capital for expansion. Such financing tends to lag behind a company whose sales are increasing. Accordingly, $3,000,000 of the proceeds from this offering has been allocated to furnish additional financing for the Company's anticipated growth. It should be noted that all $3,000,000 will not be used at all times. The amount of financing required fluctuates during the year, since the sales of the Company are seasonal. Any amounts not being used for financing may be added to the general working capital of the Company. The amount allocated for working capital will be used for general corporate purposes, including expanding the Company's product lines and developing additional markets for its products.

       The proceeds from this Offering are expected to be adequate to meet the Company's cash requirements during the one year period following this Offering. The amounts set forth above merely indicate the Company's present intentions for the use of proceeds. However, future events may require a change in the allocation of funds. The Company's business plan contemplates that the Company may acquire companies or product lines compatible with or complementary to the Company's present products. Although the Company has had and will have discussions with potential acquisition candidates, it does not have any plans, agreements or understandings with respect to any acquisitions. Moreover, it may not be able to consummate any such transaction. The amount, if any, to be applied to any acquisition cannot be determined at this time. Any changes in proposed expenditures will be made at the discretion of the Board of Directors of the Company.

       The proceeds from the exercise of the Representative's over-allotment option and Warrants, if any, will be added to working capital.

       To the extent that the net proceeds of this Offering are not used immediately, they will be invested in certificates of deposit, savings deposits, short-term obligations of the United States Government, other suitable money market instruments or shares of regulated investment companies investing in such instruments; or they will be left in checking accounts bearing interest. The Company does not intend to engage in the business of investing, reinvesting, owning, holding or trading in securities or otherwise engaging in activities which would render the Company an "investment company" as that term is defined in the Investment Company Act of 1940.

                                CAPITALIZATION

       The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1995, and as adjusted to give effect to the sale by the Company of 525,000 shares of Series C Preferred Stock and 525,000 Warrants for net proceeds of $4,447,250. The table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus.


                                                             March 31, 1995
                                                          ---------------------
                                                          Actual    As Adjusted
                                                          ------    -----------
                                                            (in thousands)
Short-term obligations.................................  $ 8,824      $ 8,824
                                                         =======      =======

Long-term debt.........................................  $   106      $   106
                                                         -------      -------

Stockholders' equity:
  Preferred stock, $.01 par value per share;
    10,000,000 shares authorized; 12,500 shares issued
    at liquidation value, 537,500 issued as adjusted
    for the offering at liquidation value..............    1,250        6,500
  Common stock, $.01 par value per share;
    100,000,000 shares authorized, 22,545,537
    shares issued and as adjusted for the offering.....      225          225
  Additional paid-in capital...........................    8,961        8,158
  Accumulated deficit..................................   (8,241)      (8,241)
                                                         -------      -------

Total stockholders' equity.............................    2,195        6,642
                                                         -------      -------

Total capitalization...................................  $ 2,301      $ 6,748
                                                         =======      =======

                                DIVIDEND POLICY

       Holders of shares of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefor. The Company has never paid any cash dividends on its Common Stock and intends to retain future earnings, if any, to finance the development and expansion of its business. The Company's future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements, limitation on distributions from Ajay to the Company, and the financial condition of the Company.

       Holders of both the Series B Preferred Stock and Series C Preferred Stock have a right to dividends in preference to the payment of any dividend on any other shares of capital stock of the Company. See "Description of Securities." In addition, Ajay's Loan Agreement with Williams Controls restricts Ajay from paying dividends to the Company except (1) to the extent required to satisfy tax obligations for the combined operations of Ajay and the Company, and (2) in an amount not to exceed $100,000 in the aggregate to cover legal, accounting, and other operating expenses, so long as Ajay is not in default under the Loan Agreement. This restriction may have the effect of reducing the amount of cash available to the Company to pay any dividends.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The operating and balance sheet data shown below were derived from audited financial statements of the Company for full fiscal years, as well as unaudited interim period financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as the Consolidated Financial Statements of the Company and notes thereto, included elsewhere in the Prospectus. The results of operations for the three months ended March 31, 1995 are not necessarily indicative of the operating results for the full year.

                    (in thousands, except per share amounts)

                                                                                                   Three Months
                                                 Year Ended December 31,                          Ended March 31,
                              -----------------------------------------------------------      --------------------
Statement of Operations:        1990         1991         1992         1993         1994         1994         1995
                              -------      -------      -------      -------      -------      -------      -------

Net sales...................  $16,937      $20,049      $21,014      $15,902      $12,899      $ 3,663      $ 5,454
Cost of sales...............   14,418       16,135       17,156       14,172       12,291        3,187        4,362
                              -------      -------      -------      -------      -------      -------      -------

Gross profit................    2,519        3,914        3,858        1,730          608          476        1,092
Selling, general, and
 administrative expenses....    2,863        3,237        2,896        2,834        2,747          632          752
                              -------      -------      -------      -------      -------      -------      -------

Operating income (loss).....     (344)         677          962       (1,104)      (2,139)        (156)         340
                              -------      -------      -------      -------      -------      -------      -------
Non-operating income
 (expense):
Interest expense - net......     (780)        (854)        (906)        (697)        (614)        (154)        (185)
Loss on write-down of
 investment in affiliate....      (36)      (2,014)          --         (123)          --           --           --
Gain on disposition of
 investment.................       --           --          275           --          (38)          --           --
Other, net..................       80           70           50            3         (289)         (10)          --
                              -------      -------      -------      -------      -------      -------      -------

Income (loss) from opera-
 tions before income taxes..   (1,080)      (2,121)         381       (1,921)      (3,080)        (320)         155
Income tax expense
 (benefit)..................       --           --           --           --           --           --           --
                              -------      -------      -------      -------      -------      -------      -------

Net income (loss)...........  $(1,080)     $(2,121)     $   381      $(1,921)     $(3,080)     $  (320)     $   155
                              =======      =======      =======      =======      =======      =======      =======

Net income (loss)
 per common share...........    $(.14)       $(.26)        $.02        $(.24)       $(.27)       $(.04)        $.01
                              =======      =======      =======      =======      =======      =======      =======

Weighted average common
 and common stock equiva-
 lent shares outstanding....    7,602        8,270        8,457        8,812       12,218        8,825       32,629
                              =======      =======      =======      =======      =======      =======      =======
                                                       December 31,                               March 31, 1995
                              -----------------------------------------------------------      --------------------
                                                                                                           As Ad-
Balance Sheet Data:             1990         1991         1992         1993         1994        Actual    justed (1)
                              -------      -------      -------      -------      -------      -------    ---------
Working capital.............  $ 1,434      $ 6,954      $ 2,754      $   903      $   593      $   737      $ 5,184
Total assets................   11,959       11,792       12,783       10,507        9,365       11,125       15,572
Long-term debt..............    2,450        8,254           --           --          121          106          106
Stockholders' equity........    1,680          (51)       3,855        1,963        2,035        2,195        6,642
- ----------------------

  (1) Adjusted to reflect the sale by the Company of 525,000 shares of Series C Preferred Stock and 525,000 Warrants and the application of the estimated net proceeds of this offering of $4,447,250 as indicated under "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

       The Company was formed in 1988 to acquire certain assets, liabilities and operations of the sports accessory business of Roadmaster Corporation ("Roadmaster"). The Company was capitalized initially through a private placement of stock and an initial public offering (approximately $3.1 million in net proceeds), a long-term debt of $4 million owed to Roadmaster for the purchase of the business, and a revolving credit facility guaranteed by Equitex, Inc., an affiliate of Roadmaster.

       Until October 1993, the Company was controlled, in part, by Roadmaster and Equitex. TICO, an entity controlled by Thomas W. Itin, the Chairman and President of the Company, obtained control from Roadmaster and Equitex in October 1993. Since that date, Mr.Itin has obtained a new credit facility from an affiliate, brought in new management with experience in "turnaround" situations, and provided additional capital through various affiliated entities. Management, through the capital it has provided and the efforts it has expended, is committed to reversing the losses that occurred in 1993 and 1994, obtaining a credit facility from an asset-based lender, and improving the financial condition of the Company.

RESULTS OF OPERATIONS

     Quarters Ended March 31, 1994 and 1995. During the quarter ended March 31, 1995 the Company had net sales of $5,454,000, compared to $3,663,000 for the same period in 1994. The overall sales increase of 49% occurred throughout all of the golf product lines, with significant percentage increases in golf gloves and carts (78% and 182%, respectively). The sales increase was attributable to increased sales to both existing and new customers and with respect to both large and small retailers. Since Leisure Life was acquired in August 1994, there were no 1994 comparable period sales. However, sales for the first quarter of 1995 were $361,000, as compared to sales from August through December of 1994 of $154,000.

                           Net Sales by Product Line
                                 (in thousands)

                                          1994          1995
Golf bags                                $2,095        $2,714
Golf accessories                            759           893
Golf gloves                                 594         1,060
Golf carts                                  118           333
Billiard accessories                         97            93
Leisure furniture                             0           361
                                         ------        ------
Total                                    $3,663        $5,454
                                         ======        ======

     Gross profit for the three months ended March 31, 1995 expressed as a percentage of net sales increased to 20%, compared to 13% for the same period in 1994.

     Selling, general, and administrative expenses for the three months ended March 31, 1995 increased by $120,000 as compared to the same period in 1994, but decreased as a percentage of sales (13.8% for the first quarter of 1995, versus 17.3% for 1994). The lower percentage in 1995 resulted from increased sales volume.

     Operating income for the first quarter of 1995 was $340,000, an increase of $496,000 when compared to the operating loss of $156,000 for the first quarter of 1994. This was due primarily to a decrease in the cost of sales, which was 80% for 1995 and 87% for 1994, plus the positive effect of a 49% increase in sales.

     Interest expense increased by $31,000 in the first quarter of 1995 compared to 1994, as a result of higher debt and higher interest rates.

     As a result of the above, the net income for the first quarter ending March 31, 1995 was $155,000, compared to a net loss of $320,000 for the same period in 1994.

       Years Ended December 31, 1992, 1993 and 1994. In 1994 the Company's net sales were $12.9 million, or a decrease of $3.0 million, or 18.9% compared to 1993. The overall sales decline occurred throughout all of the Company's product lines and with respect to both major and secondary customers categories. Sales declines reflected the trend of major customers reducing the number of their suppliers. Billiard accessories increased by $155,000 as a result of increased emphasis on distribution of this product line.

       In 1993 the Company's net sales were $15.9 million, or a decrease of $5.1 million, or 24.3% compared to 1992. Management believes this decline was attributable to poor weather conditions, purchasing delays as major customers stretched out their buying programs and one customer discontinuing purchases of two product lines. In the first quarter of 1993 one of the Company's major customers began purchasing directly from the manufacturer two product lines which the Company had previously sold to this customer. The sales to this customer for these two products were $200,000 for the twelve months ended December 31, 1993, compared to sales of $3,000,000 to that customer in those product lines during the same period in 1992.

                           NET SALES BY PRODUCT LINE
                                (in thousands)

                                  1992             1993               1994

Golf bags                      $ 9,135          $ 8,047            $ 6,003
Golf accessories                 5,842            4,215              3,720
Golf gloves                      3,821            2,030              1,553
Golf carts                       1,651              938                642
Billiard accessories               565              672                827
Leisure furniture                    0                0                154
                                ------           ------             ------

Total                          $21,014          $15,902            $12,899
                                ======           ======             ======

     During the years ended December 31, 1993 and 1994 approximately 70% and 72%, respectively, of the Company's sales were attributable to its top ten customers, most of whom were mass merchandisers. Furthermore, Ajay's largest customer, Wal-Mart, accounted for approximately 41% of Ajay's sales in 1994. There were no other customers in 1994 which accounted individually for 10% or more of sales. As described above, the Company has experienced the loss of a significant customer in the past, resulting in a marked decrease in sales. The loss of Wal-Mart would adversely affect Ajay's revenues and the Company's chances for profitability.

       Ajay has undertaken steps to improve results in its 1995 sales programs. With new product designs, new sales representation, and improved product lines, management is optimistic that customers will increase their share of Ajay product purchases for the 1995 season. New product designs include an entirely new golf cart line with three new carts and Leisure Life's new convertible combination bench/table product. Improvements have been made to the golf glove line, including the addition of a washable cabretta leather glove, and the golf bag line which has been upgraded with new colors, designs, and materials. During 1994, new manufacturer's representatives were hired to replace existing poor performing representatives and to cover new territory not previously covered. Management believes that this has resulted in increased sales to existing customers and sales to new customers, thereby increasing sales in 1995. Based on results of operations for the first quarter of 1995, management believes its plan of action will be successful. The acquisition of Leisure Life in August 1994 had minimal impact on the sales and gross profit results for 1994.

       Operating loss for the Company was $2.1 million for 1994, an increase of $1.0 million, compared to an operating loss of $1.1 million in 1993. The higher loss directly resulted from reduced net sales and losses from closeout sales tied to the decision to reduce inventory levels plus write-off of $120,000 of tooling on a discontinued product. A charge off in the amount of $115,000 was also necessary to write off royalties that were under-absorbed on the reduced sales volume. Operating loss for the Company was $1.1 million for 1993, a decrease of $2.0 million, compared to operating income of $0.9 million for 1992. The decrease in operating earnings attributed to lost sales was $1.0 million. Additional contributing factors were increased closeout sales resulting in a $300,000 loss, excessive inventory carrying costs of $100,000, excessive loan fees of $100,000, and inventory write-offs of $200,000.

       Selling, general and administrative expenses were $2.7 million and $2.8 million, representing 21.1% and 17.8% of sales in 1994 and 1993, respectively. This reflects the acquisition of Leisure Life, which contributed $110,000 to selling, general and administrative expenses, along with special consulting and termination allowances of $107,000 during 1994. The 18.9% sales volume decline in 1994 was not equivalently matched by expense reductions due to expenses being more fixed than variable. Selling, general and administrative expenses for the Company were $2.8 million for 1993, a decrease of $0.1 million compared to 1992. In an effort to create additional sales momentum in 1993, the Company increased sales personnel and also experienced costs of new product introductions, which resulted in a higher fixed sales, general and administrative expenses in 1993, as compared to 1992. In an effort to stimulate sales volume, certain advertising expenses were increased, which did not result in a corresponding sales increase.

       The decrease in interest expense in 1994 was a result of less debt to finance inventory. The decrease in 1993 was a result of eliminating a temporary increase in letter of credit financing in 1992 to finance inventory purchases.

       In 1991 based upon consideration paid by new shareholders, the Company reduced the carrying value of its investment in affiliate by $2,014,000. In 1992 the Company transferred shares of its investment to Roadmaster in satisfaction of various obligations in the amount of $376,000 and in exchange for machinery and equipment previously leased from Roadmaster with an appraised value of $490,000. A gain of $275,000 was recognized as a result of these transactions in 1992. In 1993 the Company wrote off $123,000 of advances to affiliates as uncollectible.

       The Company provides severance pay to certain employees. Currently, the liability for such compensation is reflected when the event giving rise to such payments is known. Under Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, which must be applied in the preparation of the Company's 1994 financial statements, these liabilities must be accrued over employees' service lives. The adoption of this new standard did not significantly impact the Company's financial statements.

       The Company had no income tax liability for 1994, 1993 and 1992. The Company had net operating loss carryforwards for federal tax purposes of approximately $5,293,000 at December 31, 1994, which expire in varying amounts in the years 2006 through 2009. Operating loss carryforwards totaling $845,000 and $4,248,000 are available to offset future state taxable income of Sports and Ajay, respectively, which expire in varying amounts in the years 2006 through 2009.

FINANCIAL CONDITION

     March 31, 1995. At March 31, 1995 the Company had working capital of $737,000, as compared with $593,000 at December 31, 1994. The ratio of current assets to current liabilities at March 31, 1995 was 1.1, which was unchanged from December 31, 1994. Working capital was primarily used to finance seasonal growth in accounts receivable.

     At March 31, 1995 the Company had increased its short term borrowings by $1,420,000 since December 31, 1994. This was primarily due to seasonal increases in accounts receivable which increased by $2,112,000 because of increases in sales.

       Fiscal Year-End. At December 31, 1994 the Company had working capital of $593,000, compared with $903,000 at December 31, 1993. This reflects a reduction in inventories of $1.6 million and a reduction of $1.3 million in payables and debt. The ratio of current assets to current liabilities at December 31, 1994 was 1.1, which was unchanged from the December 31, 1993 ratio.

       Inventories at December 31, 1994 were $5,786,000 compared to $7,381,000 at December 31, 1993. The decrease was a result of management's efforts to reduce inventory levels to more appropriately correspond to the lower sales base. This has been accomplished through disposal of excess inventories and an emphasis on working closely with customers and resulting forecasts to more appropriately access, communicate, and commit to their needs.

       Trade accounts receivable were $1,700,000 at December 31, 1994 compared to $1,975,000 at December 31, 1993. The lower trade accounts receivable are principally due to lower fourth quarter sales.

       Net machinery and equipment at December 31, 1994 and 1993 were $1,357,000 and $778,000, respectively. As of September 30, 1992 the Company purchased machinery and equipment at the appraised value of $490,000 from Roadmaster and cancelled operating leases for these respective assets. The consideration given in the transaction was 250,000 shares of common stock of MacGregor Sports and Fitness, Inc. ("MacGregor").

       In June 1992 the Company transferred 188,100 shares of MacGregor common stock and assigned advances due from MacGregor to Roadmaster in satisfaction of obligations to Roadmaster of $376,000. Also in 1992 additional shares of MacGregor common stock were transferred to Roadmaster in exchange for machinery and equipment previously leased from Roadmaster with an appraised value of $490,000. A gain of $275,000 was recognized as a result of this transaction. See "Certain Transactions" and Notes 3 and 5 of the Notes to the Consolidated Financial Statements.

CAPITAL RESOURCES

       The Company expended $115,000 in 1994 for capital expenditures, which was used principally for tooling of new products introduced in 1994. The Company's capital expenditures for 1993 were $226,000, principally for tooling of new products introduced in 1993. Capital expenditures for 1995 will be similar to 1994 and financed from operations.

LIQUIDITY

       Cash flow from operations was negative by $2,618,000 for the 1994 fiscal year. This reflects a net loss of $3,080,000. The net loss was primarily a result of reduced sales volume and liquidation of certain inventory items at prices which resulted in losses. These inventory items consisted of golf carts that had been discontinued, golf bags which were unable to be sold, golf accessory items which exceeded a one-year supply, certain obsolete golf gloves, and raw materials that were no longer needed due to the discontinuation of the product. Also contributing were substantial legal and financing fees of approximately $400,000 connected to financing matters as described in Note 3 of the Notes to the Consolidated Financial Statements. An inventory reduction of $1,595,000 has helped to generate funds to reduce accounts payable and partially offset the net loss.

       The Company's liquidity is primarily affected by its financing requirements. The seasonal nature of the Company's sales creates fluctuating demands on its cash flow, due to the temporary build-up of inventories in anticipation of, and receivables subsequent to, the peak seasonal period which historically has been from February through May of each year. The Company has relied and continues to rely heavily on credit facilities for its working capital requirements.

       On April 14, 1992, Ajay entered into an amended lending arrangement with BankAmerica (the "Total Credit Facility"), which included a revolving credit facility of the lesser of $10,000,000 (including $2.5 million for the purchase of finished goods and component parts inventory), or an amount based on eligible accounts receivable and raw materials and finished goods inventories, along with a seasonal inventory subline of up to $500,000. The Total Credit Facility contained various wide-ranging restrictive covenants, including restrictions on capital expenditures, dividends and limitations on distributions to the Company.

       On April 14, 1994, the Company was advised by BankAmerica that the Total Credit Facility had been purchased by Roadmaster Industries, Inc. ("Roadmaster"). On May 5, 1994, Ajay paid Roadmaster in full all outstanding obligations under the Total Credit Facility and entered into a Loan and Security Agreement ("Loan Agreement") with Williams Controls for a loan of up to $7,000,000. On October 3, 1994 the outstanding balance was reduced by $1,400,000 as a result of the election by Williams Controls to exercise its option to purchase 4,117,647 shares of the Company's Common Stock. At December 31, 1994 and March 31, 1995 Ajay had $5,369,000 and $6,790,000, respectively, outstanding under this agreement. The Loan Agreement requires monthly interest only payments at the prime rate of First Interstate Bank of Oregon plus 3.25% and was originally scheduled to expire on November 4, 1994 and has been extended to February 1, 1996. The Loan Agreement is secured by a lien on substantially all of the assets of Ajay and is guaranteed by the Company and is personally guaranteed by the Company's Chairman, Thomas W. Itin. The Company's guaranty is secured by a pledge of all of the outstanding stock of Ajay. See "Certain Transactions."

       If Williams Controls does not extend maturity beyond February 1, 1996 and the Company is unable to refinance its indebtedness to Williams Controls, the Company will not have sufficient funds to repay the outstanding balance, which would affect the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company was unable to continue as a going concern.

       The Company is continuing to work on the refinancing of its working capital loan with asset based lenders to put this financing in place, however, no commitment for an extension or refinancing has been given.

       The Company received an equity infusion in early October 1994 of $2,400,000, as a result of a private placement of 2,941,177 shares of Common Stock for $1,000,000 and the exercise of options by Williams Controls for 4,117,647 shares. Proceeds from the purchase of Common Stock by Williams Controls were used to reduce Ajay's loan balance to Williams Controls by $1,400,000. Also in early October 1994, the holder of the Company's Series B Preferred Stock converted 17,000 shares of Series B Preferred Stock into 5,000,040 shares of Common Stock.

       Additionally, management, recognizing the narrow profit margins which exist in the mass merchandise market segment, has instituted a cost reduction program which includes a reduction in salary and labor positions, along with related fringe benefits. The Company has also obtained more favorable material costs, enhanced its material utilization methods and instituted more efficient manufacturing techniques. The Company has strengthened its sales coverage by appointment of additional experienced independent sales representatives and increased its emphasis of product development which will result in several new product line introductions for the 1995 and 1996 selling seasons. Management believes these factors will contribute to achieving profitability.

     With the current Loan Agreement with Williams Controls having been extended to February 1, 1996, and assuming that it will be able to extend or refinance this loan, management believes that its current operations will not require proceeds from this offering if the Company is profitable for the remainder of the current fiscal year. Proceeds from this offering would enable the Company to finance its accounts receivable and inventory which would increase as a result of growth, enhance and improve its manufacturing capabilities, and provide it with working capital which may be used to expand product lines, develop additional markets for its products, and possibly acquire companies or product lines compatible with or complementary to its present products. Accordingly, proceeds from this offering are expected to meet the needs of the Company for a period of at least twelve months.

               CHANGES IN AND DISAGREEMENTS WITH THE ACCOUNTANTS
                    ON ACCOUNTING AND FINANCIAL DISCLOSURE

       On July 21, 1994, the Company engaged Hirsch & Silberstein, P.C., as the independent accountants to audit the Company's financial statements for the year ending December 31, 1994. Hirsch & Silberstein replaced Coopers & Lybrand, L.L.P. ("Coopers") which, on June 3, 1994, informed the Company that the client-auditor relationship between the Company and Coopers had ceased.

       The report of Coopers on the Company's financial statements for the fiscal year ended December 31, 1993 included an explanatory paragraph related to an uncertainty concerning the Company's ability to continue as a going concern due to significant losses during 1993 and the Company not being in compliance with certain debt covenants under its bank loan. The bank loan was subsequently repaid in full on May 5, 1994, at which time the Company entered into the new loan agreement with Williams Controls Industries, Inc. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity."

       In connection with the audit for the years ended December 31, 1992 and 1993, there were no disagreements with Coopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Coopers would have caused them to make reference to the matter in their report. The same was true as of June 3, 1994, the date that the client-auditor relationship between the Company and Coopers ceased.

                                   BUSINESS

GENERAL

       Ajay Sports, Inc. (the "Company") markets and distributes golf bags, golf accessories, golf gloves, hand-pulled golf carts, and additional items such as billiard accessories (such lines of business hereinafter collectively referred to as the "Sports Business" or "Sports"). The Company operates the sports business through Ajay Leisure Products, Inc. ("Ajay") a wholly owned subsidiary. Leisure Life, Inc. ("Leisure Life"), another operating subsidiary, manufactures and markets casual living furniture for the porch and patio. All references to the Company include Ajay and Leisure Life unless otherwise specified. Leisure Life was acquired August 1, 1994.

       Ajay designs and manufactures its golf bags. The preliminary production of the golf bags is undertaken at its Delavan, Wisconsin facility, where raw materials are designed and fabricated in preparation for sewing and assembly at its Mexicali, Mexico facility. Final manufacturing, assembly, and distribution occur at Ajay's Delavan, Wisconsin facility. Ajay believes that this manufacturing arrangement enables the Company to manufacture products of high quality while maintaining competitive costs.

       Ajay's products primarily are sold nationwide to large retailers such as Wal-Mart, K-Mart, and Target, discount stores, department stores, catalog showrooms and other mass merchandise outlets. The products manufactured by the Company are sold primarily under the Spalding(R), Pro Classic(R), and Private Pro(R) brand names. Leisure Life's products are sold through independent retailers and larger chains of home and garden stores.

BUSINESS STRATEGY

       The Company's strategy is to maintain and improve its position as a leading supplier of golf bags, golf accessories, golf gloves, golf carts, and billiard accessories to the mass merchandise distribution channel. The Company believes that the following competitive strengths contribute to its position as a significant competitor in the Sports Business in this market segment:

       STRONG BRAND RECOGNITION. Spalding(R), Pro Classic(R), and Private Pro(R) are highly recognized names in the golf accessory industry and the Company believes that many of its products hold strong market positions. The Company believes that its brand recognition and market position enhance its ability to sell products through both mass merchandisers and regional retailers. A significant portion of the Company's revenues result from the sale of products manufactured and sold pursuant to a license agreement with Spalding Sports Worldwide ("Spalding"), the loss of which could have a material adverse effect on Ajay's business. The Company has been selling golf bags, golf carts, golf gloves and a broad range of general sports accessories pursuant to this agreement, which expires June 30, 1998. The predecessor business to the Company originally obtained its license with Spalding in 1983 and has renewed the license a number of times since that time through the current June 1998 expiration.

       REPUTATION FOR QUALITY. The Company believes that the performance of its products equals or exceeds the performance of its competitors' products marketed through the mass merchandise distribution channel. To assure the quality of its products, the Company continually invests in technical design and support, and tests and monitors the performance of its products. At its own facilities, the Company relies on its skilled and experienced work force. To assure the quality of products sourced from third-party manufacturers, the Company has established and works to maintain close, long-term sourcing relationships that emphasize service, quality, reliability, loyalty and commitment.

       EMPHASIS ON INNOVATION. Management of the Company is dedicated to working with its customers to design and maintain a current line of products. Examples of the Company's commitment in this area are an entirely new golf cart line with three new carts, improvements to the golf glove line to include a washable cabretta leather glove, and upgrading the golf bag line with new colors, designs, and materials.

       BREADTH OF PRODUCT LINES. The Company offers a broad selection of golf bags, golf carts, golf accessories and billiard accessories. Through its broad product lines, the Company offers mass merchants and regional retailers the ability to fulfill product demands and needs from a single source. The Company's product lines have established its strong position among manufacturers of golf bags and suppliers of golf related accessories category. Its models of golf bags consist of over 50 models which vary by size, color, type of material and related features. The line of golf related accessories consists of mainly consumable items such as tees, head covers, golf ball retrievers, umbrellas and golf training devices. The accessory category includes over 100 individual items.

       Golf bags, golf carts, and related accessories historically account for approximately 96% of Ajay's gross sales. Billiard accessories account for approximately 4%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations." The Company expects sales by Leisure Life, which was acquired in August 1994, to become a more significant percentage of total sales for the Company over the next three to five years.

       With regard to the leisure furniture business, the Company believes that the following factors have contributed to Leisure Life's success to date and will position Leisure Life for future growth: the simplified design of the furniture permitting ease of assembly, the quality and durability of the construction, the versatility of the furniture to indoor or outdoor uses, and the ease of manufacturing which can permit the establishment of satellite factories in strategic geographic locations and in turn provide nationwide distribution with the lowest possible freight costs.

       The Company believes that the strengths described above, combined with its management team which is experienced in turnaround situations, as well as manufacturing, marketing, and distribution, should position it for future growth.

GROWTH OPPORTUNITIES

       The Company believes that its strong brand recognition, reputation for quality, tradition of innovation and breadth of product lines position it to take advantage of opportunities for future growth including:

       INCREASED DISTRIBUTION. The Company's products are currently sold to customers through mass merchants and regional retailers. Management believes that those who purchase golf products from mass merchants and regional retailers generally play golf at municipal and other public golf courses. Based on the increase in these types of courses in the last few years (as provided in a 1994 study by the National Golf Foundation ("NGF")), and the growth in sales of golf equipment through the mass merchandiser channel, management believes that this market segment will experience continued growth in the near future. The Company also believes that many of its principal competitors service substantially more accounts, primarily those of smaller stores. Accordingly, the Company intends to focus on increasing its direct sales efforts to include smaller stores where it has historically had limited marketing emphasis, but where better profit margins can generally be realized, while continuing to maintain and build upon its strong position with mass merchandisers and regional retailers.

       NEW PRODUCT DEVELOPMENT. The Company believes that it is possible to increase its sales of products through design improvements and modifications to existing products as well as the development and introduction of new products. With regard to existing products, the Company uses its own designer to work with a customer to create a customized look to its golf bags, using design features, such as color, decals, specialized components and decorative accessories. By working with the customer, management believes that this builds enhanced commitment for the resulting product.

       The Company is working on new products for sports other than golf that utilize the Company's existing manufacturing capabilities, specifically its cut and sew operations, and that may result in sales during the summer and fall to offset the seasonality of the golf lines. Management believes that it will be able to determine the market acceptance for these new products without incurring a significant amount of expense. As an example, Ajay is in the process of developing a line of sports-specific bag products, initially focusing on hunting/shooting and in-line skating. The seasonality of these products would tend to be summer, fall, and early winter. Ajay is developing prototypes of these bag products, with test marketing scheduled for the fourth quarter of 1995 and, depending upon the results of the test marketing, market introduction scheduled for mid-1996.

     Leisure Life plans to introduce a new line of swing furniture in 1995 for the 1996 sales year. This line would be less expensive than its existing line of swing furniture, featuring a smaller frame and different canopies. It also plans to expand on the convertible combination bench/table product, which was just recently introduced. Other planned new products include a line of leisure dining tables and a table with a removable top that can be folded for storage.


SPORTS BUSINESS

       Golf, which is the primary market of Ajay's product and accessory business, continues to be a popular form of recreation. According to the National Golf Foundation ("NGF"), a trade association, there were 2.5% more rounds of golf played in 1994 than 1993. The pace of golf course development also continues to grow steadily. NGF reports that 381 golf courses were opened for play in 1994, versus 345 in the previous record year of 1993. This marks the
                                             ------
fourth straight year that the number of courses opened increased from the previous year.

       Ajay's products include golf bags, golf accessories, golf gloves, hand-pulled golf carts, and billiard accessories. Ajay has over 50 models of golf bags which vary by size, color, type of material and related features. The line of golf related sports accessories consists mainly of consumable items such as tees, spikes, gloves, head covers, golf ball retrievers, umbrellas and consists of over 100 individual items. Its line of golf carts consists of 4 models which differ by frame style, size, color, handle, and wheels.

       LICENSING. A significant portion of Ajay's revenues result from the sale of products manufactured and sold pursuant to various agreements, the loss of which could have a material adverse effect on the Company's business.

       Ajay has been selling golf bags, hand-pulled golf carts and a broad range of general sports accessories through a license agreement with Spalding. The current agreement expires June 30, 1998. As consideration for this license, Ajay is required to pay royalties to Spalding based on a percentage of sales, subject to annual minimums of $500,000 $550,000, $550,000 and $550,000, for the years ended June 30, 1995, 1996, 1997 and 1998 respectively. Other conditions of the agreement require Ajay to expend 2% of sales under the agreement on advertising and related costs, with 1% remitted to Spalding. Ajay must also maintain a ratio of total current assets to total liabilities on a monthly basis of 1.0 to 1.0. Spalding has the right to terminate the license agreement in the event of any substantial change in the ownership, control, officership or management of Ajay. The license agreement also prohibits Ajay from acquiring any new companies without the prior approval of Spalding. Approximately 61%, 61%, and 68% of Ajay's total sales related to products sold under the Spalding license agreement during the years ended December 31, 1994, 1993, and 1992, respectively. The termination of the license agreement would have a material adverse effect on the revenues of Ajay.

       MANUFACTURING AND DESIGN. The preliminary production of Ajay's golf bags is undertaken at its Delavan, Wisconsin facility, where raw materials are fabricated in preparation for sewing and assembly at its Mexicali, Mexico facility. In addition, Ajay supplements in-house production through utilization of subcontractors to produce products according to its specifications. Final manufacturing, assembly and distribution occur at its facility located in Delavan, Wisconsin.

       Design features, such as color, decals, specialized components and decorative accessories, often determine whether a model is successful. In order to attract and retain consumers the Company updates and refines its designs on a continuous basis.

       The Company's lines of various accessory products are acquired primarily from foreign sources, principally from the Pacific Rim, and repackaged at the Company's Delavan, Wisconsin facility for domestic distribution. The packaging designed by Ajay highlights the various features of the products. Ajay's hand-pulled golf carts are manufactured overseas. Ajay is responsible for all warehousing and shipping of the golf carts. The Company is not dependent upon any single source for any of its significant products.

       MARKETING AND DISTRIBUTION. Ajay's product lines traditionally have been distributed primarily through discount stores, department stores, catalog stores and other mass merchandise outlets. The Company also sells through most major chain retailers. Ajay's largest customer, Wal-Mart, accounted for approximately 41% of Ajay's sales in 1994.

       Except for certain major accounts, the majority of the Company's accounts are serviced exclusively by approximately 40 manufacturers' representatives working on a commission basis. These representatives concentrate principally on the sports business. Ajay services its major accounts through a combination of manufacturers' representatives and its own in-house sales force. Ajay's management regularly consults with major customers to discuss merchandising plans and programs, anticipated needs and product development.

       The Company believes it has good name recognition in the industry and attempts to expand that recognition through participation in trade shows, advertising in trade publications and supplying large numbers of catalogs to the retail trade and consumers.

LEISURE FURNITURE BUSINESS

       Demographic changes have driven a shift for the last ten years toward a casual living lifestyle, as evidenced by the proliferation of decks, patios, and sunrooms. Americans are spending more time at home in a relaxed casual manner. Home Furnishings Daily reported that for the year ended December 31, 1992, the largest 25 outdoor furniture retailers sold $517 million of product. Adding the 2,000 plus other retailers of outdoor furniture to those selling porch and great room sets, the market is believed by management to exceed $2.5 billion annually.

       Leisure furniture, used on porches, decks and patios, and in sunrooms and yards has principally consisted of aluminum, resin, wrought iron and low to medium priced wood products. The designs of wood products have not been stylish nor particularly comfortable for seating. Management believes that Leisure Life's "In Motion(R)" furniture products, which feature adjustability and comfort, have the potential to be received favorably in the leisure furniture market.

       Leisure Life's furniture is constructed of a high grade of pine which is pressure-treated and kiln-dried to prevent deterioration, warping, and bending and to withstand varying climate conditions. The seating products utilize a patented suspension seating system which permits simple adjustment to accommodate users of different heights and weights. This system also incorporates an ergonomically designed sling and deep cushion seating to provide lower back support. Management believes that its seating products are superior in comfort to any other leisure furniture product. The patented system is used on swings, rocking chairs, stationary chairs, love seats, and couches.

       In addition to the seating products, Leisure Life also manufactures matching dining tables, cocktail and end tables, a bench, ottoman, and stool to comprise a coordinated line of leisure furniture. Management believes that a coordinated casual wood furniture line can be marketed for indoor as well as outdoor use.

       MANUFACTURING. The pressure treated pine purchased by Leisure Life is planed, cut, drilled, and sanded in the Baxter, Tennessee facility to form the frames and tables. A small portion of the wood pieces used in the frame are purchased pre-manufactured. Fabric for pillows and slings are cut and partially sewn primarily by a third party subcontractor in Alabama and then shipped back to Baxter, Tennessee, where the pillows are stuffed and finally sewn and assembly takes place. Furniture items are packaged in kits containing the wood frame pieces, slings, pillows, and necessary hardware, requiring the customer to assemble the final product.

       MARKETING AND DISTRIBUTION. Initially, marketing focused on individual retailers of outdoor and unfinished furniture within a 300-mile radius of the manufacturing facility. Currently, Leisure Life supplies nearly 600 selected small dealers, several with multiple stores. As opposed to Ajay's distribution through mass merchandise outlets, Leisure Life distributes through specialty stores, such as nurseries, hardware stores, pool and patio dealers, and garden shops. Leisure Life services its accounts primarily through two in-house sales people.

       Since management believes that the comfort of its seating products is what Leisure Life from other manufacturers, it is important for prospective customers to sit in the furniture. Accordingly, Leisure Life has two display trucks containing samples of its furniture line, which are used to attract more dealers. Sales are being developed with regional chains. In addition, more national coverage is being developed through the use of 15 manufacturers' representatives on a commission basis and through exhibits at trade shows targeted at hardware and nursery stores.

INVENTORIES AND BACKLOG

       Due to the relatively short lapse of time between placement of orders for products and shipments, Ajay and Leisure Life normally do not consider their backlog of orders to be significant to their business. Because of rapid delivery requirements of its customers, Ajay and Leisure Life maintain significant quantities of finished goods inventories to provide acceptable service levels to its customers. The majority of Ajay's products are shipped directly from its Delavan plant.

       Ajay's products tend to have varying degrees of seasonality. Shipments from February to May historically have been significantly higher than the rest of the year, due to the nature of the golf business.

       Shipments of Leisure Life's outdoor furniture line tend to be higher from February to May than the rest of the year. Management expects that the indoor line being developed will have higher shipments in the fall.

COMPETITION

       Within the mass merchandise distribution segment where Ajay presently has the majority of its sales, Ajay competes in the golf bag, cart and accessory business with several other domestic companies including in particular, Voit, Wilson, MacGregor, Dunlop, Korex and others. While increased imports of low cost competitive products, primarily from the Pacific Rim, continue to subject domestic producers to intense price competition and have created extreme price sensitivity, it also provides a source of competitive products for the Company to offer. As Ajay increases sales to smaller retailers, it is anticipated that it will compete with different companies.

       There are no dominant furniture manufacturers supplying, on a national basis, products specifically targeted for porches, decks, patios, and sunrooms. There are small firms supplying on a regional basis. Management does not believe that there are any other wood furniture products that are adjustable. However, there is competition for display space in stores, along with competition from other wood, resin, aluminum, cushion, and plastic furniture products.

RAW MATERIALS AND COMPONENTS

       Basic materials such as vinyl, nylon, steel and aluminum tubing, plastics and paint used in the golf bag manufacturing and assembly process are purchased primarily from domestic sources. Many of the component parts such as golf headcovers, golf gloves, billiard cues, billiard accessories, light weight carry golf bags and various other golf accessories are obtainable economically only from foreign suppliers and, therefore, are subject to changes in price as a result of fluctuations in foreign currencies against the U.S. dollar. Alternative sources for raw materials and component supplies are available and Ajay anticipates no significant difficulty in obtaining raw materials or components, although some such purchases may be at increased prices.

       Leisure Life purchases pressure treated pine, fabric, pillow stuffing, and miscellaneous hardware used in the manufacturing and assembly process from domestic sources. Alternative sources for raw materials are available and Leisure Life does not experience difficulty in obtaining raw materials.

PATENTS

       Ajay and Leisure Life own several patents and have proprietary knowledge relating to their product lines. Except for the patented suspension seating system used by Leisure Life, management does not believe that its patents are significant in the conduct of the Company's business or that the loss of any of its patents would have a material adverse effect on its business.

GOVERNMENTAL REGULATIONS

     The Company is subject to a variety of laws and regulations at the state, local and federal level, such as those concerning occupational safety and health, labor and employment, environmental protection, sales taxes, business and building code regulations, and the import and export of goods. Ajay, through its subsidiary, Ajay de Mexico, S.A. de C.V., operates under the jurisdiction of the Mexican government. Its laws and regulations concern the same areas noted above. Items sent by Ajay to Mexico for assembly and subsequent return to the United States are subject to the imposition of tariffs and quotas. Under the North American Free Trade Agreement, the tariffs are being phased out over a ten-year period. Compliance with governmental regulations has not had a material adverse effect on the Company.

EMPLOYEES

       As of March 17, 1995, the Company, Ajay and Leisure Life had a total of 333 employees: 98 employees at the Delavan, Wisconsin facility, 190 employees at the Mexicali, Mexico facility, and 45 employees at the Baxter, Tennessee facility. The Company's employees are not covered by any collective bargaining agreement and management considers its current relations with its employees to be good.

PROPERTIES

       The Company's executive, and Ajay's primary manufacturing, assembly and warehouse facility, is located in Delavan, Wisconsin, and consists of 186,300 square feet of manufacturing and warehousing space. This space is leased from an unaffiliated third party under a long term lease arrangement expiring June 2001, with an option to renew for an additional ten-year period. The monthly rental is $27,623, net of the Company's obligation to pay property taxes and all utilities. The Company has an option to purchase the property at its fair market value at the end of either the initial or renewal lease term.

       Through its wholly-owned subsidiary, Ajay de Mexico, S.A. de C.V., Ajay leases an additional manufacturing facility consisting of approximately 31,500 square feet in Mexicali, Mexico. The lease expires on January 14, 1998, but is automatically renewed for an additional five-year period if Ajay does not give written notice six months prior to January 14, 1998. The monthly rent until January 15, 1996 is $11,173 and subsequent years are subject to annual Consumer Price Index adjustment with an annual cap of 4%.

       Leisure Life owns its manufacturing, assembly, and warehouse facility in Baxter, Tennessee, which consists of approximately 32,000 square feet of manufacturing and warehousing space, located on 2.8 acres.

       These facilities adequately meet the Company's production capacity requirements. The Company, on average, utilizes approximately 70% of its facility square footage in Delavan and Mexicali. In order to avoid periodic total plant shutdowns, the Company adjusts its product production schedules to maintain sufficient inventory levels and to maintain a full work force.

       Recognizing the excess capacity which currently exists at the Delavan and Mexicali facilities, the Company granted Williams Controls the right, until August 1, 2002, to establish a manufacturing operation in those facilities, subject to the availability of space. If manufacturing operations are established, Williams Controls would have to pay its pro rata share of the space occupied in the plant and personnel costs, as well as all incremental expenses to modify the plant, obtain permits, hire personnel, and perform other tasks to suit its requirements. See "Certain Transactions."

LEGAL PROCEEDINGS

       The Company, through its operating subsidiaries, Ajay and Leisure Life, are involved in various legal proceedings which are normal to its business, including product liability and workers' compensation claims. The Company believes that none of this litigation is likely to have a material adverse effect on its financial condition or operations. Ajay faces the risk of exposure to product liability claims if consumers using Ajay's products are injured in connection with their use. While Ajay will continue to attempt to take appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. Based on historical experience, Ajay and Leisure Life have product liability coverage which the Company believes is adequate.

       On July 7, 1994, Ajay filed a complaint in Walworth County Circuit Court, State of Wisconsin, against Roadmaster Industries, Inc., Roadmaster Corporation, Henry Fong, Edward E. Shake and Charles Sanders, seeking damages for claims arising out of the defendants' alleged misappropriation and/or conversion of Ajay's confidential business information. The lawsuit is in its early stages and no prediction can be made of the outcome of this matter at this time. The parties are in the process of conducting discovery. A status conference with the Court is scheduled for July 1995.


                         MANAGEMENT AND KEY PERSONNEL

OFFICERS AND DIRECTORS

   The officers and directors of the Company, Ajay and of Leisure Life are as follows:

Name                                Age         Position

Thomas W. Itin                      60          Chairman of the Board, President, Chief Executive Officer
                                                and Treasurer

Clarence H. Yahn                    58          Director, President of Ajay and Leisure Life

Duane R. Stiverson                  53          Chief Financial Officer of the Company, Ajay and Leisure
                                                Life; Director of Leisure Life

Stanley V. Intihar                  61          Director

Anthony B. Cashen                   60          Director

Robert R. Hebard                    42          Director and Secretary

Robert D. Newman                    53          Director, Vice President of Leisure Life

       The directors of the Company and Ajay are elected to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified. Officers of the Company, Ajay and Leisure Life are elected annually by the Board of Directors and hold office until their successors are duly elected and qualified.

       Thomas W. Itin. Mr. Itin was elected Chairman of the Board and President of the Company in June of 1993. Mr. Itin provides the Company with expertise on long term strategic planning, financing and mergers/acquisitions. Mr. Itin has been the Chairman, President, Treasurer, Chief Executive Officer, and Chief Operating Officer of Williams Controls, a publicly held corporation, since March 1989. Mr. Itin has served as Chairman of the Board, Chief Executive Officer and Chief Operating Officer of LBO Capital Corp. since its inception, and is the Company's largest single stockholder. In 1987, Mr. Itin was a co-founder of Roadmaster Industries, Inc.


       Mr. Itin has been Chairman, President and Owner of TWI International, Inc. ("TWI") since he founded the firm in 1967. TWI acts as a consultant for mergers, acquisitions, financial structuring, new ventures and asset management. Mr. Itin also has been the Owner and Principal Officer of Acrodyne Corporation since 1962. From August 1989 to February 1991, Mr. Itin has been an officer and director of MacGregor Sporting Goods Corporation ("MacGregor Corporation"), formerly MGS Acquisitions, Inc. a privately held company which acquired substantially all of the assets of MacGregor Sporting Goods, Inc. from a filing of Chapter 11 Bankruptcy. In February 1991, MacGregor Sports, Inc., the wholly-owned operating subsidiary of MacGregor Corporation, filed for protection under Chapter 11 of the United States Bankruptcy Code. Mr. Itin was a co-founder of Roadmaster Industries, Inc. in 1987 and served as a director thereof from October 1987 until June 1993. From December 1987 until October 1993, Mr. Itin was an officer and director of CompuSonics Video Corporation, a publicly held company. Mr. Itin received a B.S. degree from Cornell University and was awarded a Masters of Business Administration degree from New York University. Mr. Itin spends less than 100% of his working time on the business of the Company.

       Clarence H. Yahn. Mr. Yahn is the President of both Ajay and Leisure Life. He has experience in manufacturing, marketing and general management at the organizations in which he has worked, and has substantial experience in the management of company turnarounds for such firms as Wesray Capital Corporation and Leach McMicking and Company.

       Mr. Yahn became a director of the Company in September 1994, and has served as director of Ajay, since September 1993 and as Ajay Leisure's President since January 1994. Mr. Yahn is on the Board of Directors of Leisure Life, Inc., a subsidiary of the Company. Mr. Yahn received his Bachelor's degree in mathematics and physics from the University of Wisconsin in 1959 and his Masters in International Business from the American Graduate School of International Management in 1962, where he currently serves on their Board of Trustees. He worked for various divisions of the Sunbeam Corporation including Vice President of Manufacturing for the Sunbeam Appliance Company and Group President of European Operations, while resident in London, England. In 1982 he was transferred by Sunbeam to Aircap Industries as President. From 1988 to May 1991, Mr. Yahn served as President of Gold Medal, Inc., a manufacturer of leisure/lifestyle furniture based on Richmond, Virginia. He was a consultant to Blount Lumber Co., located in Lacona, New York, which manufactured wood products and was a millwork distributor. Prior to joining Ajay Leisure Products, Mr. Yahn served as Chief Executive Officer of Melnor, Inc., Moonachie, New Jersey, from May 1992 to June 1993. Melnor manufactured and distributed lawn and garden products.

       Duane R. Stiverson has been Chief Financial Officer since July 19, 1994. Prior to joining the Company, Mr. Stiverson was the Vice President of Operations for VariQuest Technologies, Inc. and held that position since 1991. From 1987 to 1990, Mr. Stiverson was Vice President of Materials for the Ambrosia Chocolate Company. From 1978-1987 he was the Vice President of Finance for Ambrosia, and from 1976-78 was its Controller. Mr. Stiverson held various controller and corporate finance positions with the Bendix Corporation. Mr. Stiverson has a Bachelor of Science from the University of Nebraska and was later awarded a Master of Business Administration from Michigan State University.

       Stanley V. Intihar. Mr. Intihar became a director of the Company in September 1994, having been appointed as the designee of Williams Controls, pursuant to its right granted in the Loan Agreement to have one member on the board. From March 1994 to the present, Mr. Intihar has been Senior Vice President of Williams Controls Industries, Inc. and has been a director of Williams Controls Industries, Inc. since December of 1992. From 1992 to 1994, he was an independent consultant for Williams. From 1988 to 1991, Mr. Intihar held various offices with Park Ohio Industries, Inc., including President and Chief

Operating Officer and most recently Chairman of the Board and Chief Executive Officer. From 1958 to 1988, Mr. Intihar was employed by TRW, Inc., a publicly-held corporation, in a variety of executive positions including Vice President and General Manager Engine Components Worldwide, and Vice President, Corporate Planning and Development Staff. Since 1978, Mr. Intihar has been a director of Horsburgh & Scott Co., a private company. Mr. Intihar received a B.S. degree in Mechanical Engineering from Cornell University and graduated from the Harvard School of Business, Advanced Management Program.

       Anthony B. Cashen. Mr. Cashen has served as director of the Company and Ajay since November 1993. Mr. Cashen has served as Secretary, Treasurer and director of LBO Capital Corp., since inception. He is currently a Managing Partner in Lamalie Amrop International, a management consulting and executive recruiting firm located in New York City. Prior to his joining Lamalie Amrop International (formerly Flanagan & Webster), he was President and owner of Elliott Hardwood, an integrated lumber manufacturer located in upstate New York. Previously, Mr. Cashen had been an officer and principal of the investment firms of A.G. Becker, Inc. and Donaldson, Lufkin & Jenrette, Inc. He serves as director of PW Communications and Immucell Corporation, both of which are publicly-held companies. Mr. Cashen is also President of the Sagamore Institute. Mr. Cashen has an MBA from the Graduate School of Management (1958) and a B.S. degree from Cornell University.

       Robert R. Hebard. Mr. Hebard has served as a director of the Company and Ajay Leisure Products, Inc. since June 1989 and as Secretary of the Company since September of 1990. After receiving a Bachelors Degree in Marketing/Management from Cornell University in 1975, Mr. Hebard held various marketing/product management positions with Goldome Bank, a $10 billion savings bank in Buffalo, N.Y. While there, he received his MBA in 1982 from Canisius College. Mr. Hebard joined Comerica Bank, Detroit, Michigan as an Assistant Vice President in September 1982. In July 1984 he became Vice President of Marketing for U.S. Mutual Financial Corporation, then returned to Comerica as Vice President and Group Product Manager for Consumer Products. In June 1986 he was named First Vice President/Director of Product Management for Comerica and in February 1992 was named director of Retail Marketing for the merged Comerica/Manufacturers Bank. Mr. Hebard is also currently serving as Vice President of Woodward Partners, Inc., a real estate development company in suburban Detroit, Michigan. In June 1993, he was named Chairman of the Board and President of Enercorp, Inc., a publicly traded business development company under the Investment Company Act of 1940, as amended, a shareholder of the Company. In 1993, Mr. Hebard was also named Chief Executive Officer, Chief Financial Officer, and Treasurer of CompuSonics Video Corporation, a publicly held company. From December 1993 to August 1994 Mr. Hebard served as director of Kimbro Imaging Systems, Inc. Mr. Hebard spends less than 100% of his working time on the business of the Company.

       Robert D. Newman. Mr. Newman became a director of the Company in August 1994. Mr. Newman has served as General Manager of Leisure Life, Inc., a wholly owned subsidiary of the Company since August 1994. Mr. Newman founded Leisure Life, Inc. in October, 1990 and has served as President since its inception, until its purchase by the Company in August 1994. Mr. Newman was President and Chief Executive Officer of Stone Mountain Millworks from 1985 to 1989. Mr. Newman served as director of Product Development for Gold Medal, Inc. from 1989 to October 1990. Mr. Newman was owner and President of three Atlanta based consumer products sales agencies: 1981 to 1985 - Southeastern Regional Representatives, 1979 to 1980 - Newman, Jamison, and Associates, from 1969 to 1979 - Bob Newman Sales. Mr. Newman worked in several sales positions for Ekco Housewares Company during the period of 1961 to 1969. He attended Northern Illinois University.

       Robert R. Hebard is the son-in-law of Thomas W. Itin. Other than this relationship, there are no other family relationships between any director or executive officer.

EXECUTIVE COMPENSATION

       The following table shows, for the fiscal years ending December 31, 1994, 1993 and 1992, the cash compensation paid by the Company and its subsidiaries, as well as certain other compensation paid or accrued for those years, to each of the executive officers of the Company in all capacities in which they serve:

                           SUMMARY COMPENSATION TABLE

============================================================================================================
                                                                                Long-Term
                                                      Annual Compensation      Compensation
                                                   -------------------------------------------
                                                                                   Awards
                                                                             ------------------
                                                                                 Securities        All Other
                                                                                Underlying Op-      Compen-
Name and Principal Position                  Year     Salary $      Bonus $        tions (#)        sation
============================================================================================================
Thomas W. Itin (1)                           1994    $    1        $  ---           ---           $  ---
  President, Treasurer and Director of       1993    $  ---        $  ---           ---           $  ---
  the Company and Treasurer and              1992    $  ---        $  ---           ---           $  ---
  Director of Ajay
- -------------------------------------------------------------------------------------------------------------
Clarence H. Yahn (2)                         1994    $101,000      $  ---         350,000         $  ---
  Director of the Company and                1993    $  ---        $  ---           ---           $  ---
  President of Ajay                          1992    $  ---        $  ---           ---           $  ---
- -------------------------------------------------------------------------------------------------------------
Duane R. Stiverson (3)                       1994    $ 28,000      $  ---          45,000         $  ---
  Chief Financial Officer of the Company     1993    $  ---        $  ---           ---           $  ---
  and Vice President and Chief Financial     1992    $  ---        $  ---           ---           $  ---
  Officer of Ajay
=============================================================================================================

(1) On June 21, 1993 Mr. Itin was elected Chairman of the Board, President, Treasurer and Director of the Company, and Chairman of the Board, Treasurer and Director of Ajay. Mr Itin's salary for 1995 is $1.

(2) Mr. Yahn joined the Company at year-end 1993. Mr Yahn's salary for 1995 is $90,000.

(3) Mr. Stiverson joined the Company in July 1994. Mr. Stiverson's salary for 1995 is $65,000

       The following table sets forth information with respect to the named executives concerning individual grants of stock options made during the last fiscal year.

                                                 OPTION GRANTS IN LAST FISCAL YEAR
====================================================================================================================================
                                                                                                  Potential Realizable Value at
                                                                                                  Assumed Annual Rates of Stock
                                                                                                  Price Appreciation for Option
                                                 Individual Grants                                            Term
- ------------------------------------------------------------------------------------------------------------------------------------
                                Number of         % of Total Op-
                              Securities Un-     tions Granted to
                             derlying Options      Employees in     Exercise or Base
Name                           Granted (#)          Fiscal Year       Price ($/Sh)     Expiration Date      5% ($)         10% ($)
- ------------------------------------------------------------------------------------------------------------------------------------
Thomas W. Itin                      0                  0                   N/A              N/A              N/A            N/A
CEO
- ------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                                                      Potential Realizable Value at
                                                                                                      Assumed Annual Rates of Stock
                                                                                                      Price Appreciation for Option
                                                 Individual Grants                                               Term
- ------------------------------------------------------------------------------------------------------------------------------------
                                Number of         % of Total Op-
                              Securities Un-     tions Granted to
                             derlying Options      Employees in     Exercise or Base
Name                           Granted (#)          Fiscal Year       Price ($/Sh)     Expiration Date      5% ($)         10% ($)
- ------------------------------------------------------------------------------------------------------------------------------------
Clarence H. Yahn                66,667 (a)            7.9%                $.40            12/31/99        $ (3,300)      $  2,000
President, Ajay                 66,667 (b)            7.9%                $.40            12/31/99        $ (3,300)      $  2,000
                                66,666 (c)            7.9%                $.40            12/31/99        $ (3,300)      $  2,000
                                50,000 (a)            6.0%                $.45            12/31/99        $ (5,000)      $ (1,000)
                                50,000 (b)            6.0%                $.45            12/31/99        $ (5,000)      $ (1,000)
                                50,000 (c)            6.0%                $.45            12/31/99        $ (5,000)      $ (1,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Duane R. Stiverson              15,000 (a)            1.8%                $.40            12/31/96        $    800       $  1,600
VP & CFO                        15,000 (b)            1.8%                $.40            12/31/97        $  1,100       $  2,400
                                15,000 (d)            1.8%           market 07/19/95      07/19/97        $    600       $  1,300
                                15,000 (e)            1.8%           market 01/19/96      01/19/98        $    700       $  1,300
                                15,000 (f)            1.8%           market 07/19/96      07/19/98        $    700       $  1,400
- ------------------------------------------------------------------------------------------------------------------------------------
Robert D. Newman               100,000 (b)           11.9%                $.60            12/31/97        $(27,000)      $(21,000)
General Manager                100,000 (c)           11.9%                $.80            12/31/98        $(45,000)      $(37,000)
of Leisure Life
====================================================================================================================================

(a)  Vesting 12/31/94      (c)  Vesting 12/31/96      (e)  Vesting 01/19/96
(b)  Vesting 12/31/95      (d)  Vesting 07/19/95      (f)  Vesting 07/19/96

       The following table sets forth information with respect to the named executives concerning the unexercised warrants to purchase the Company's Common Stock held as of the end of the fiscal year. No such executives exercised any warrants in the last fiscal year.

                          AGGREGATED OPTION EXERCISES
                  IN 1994 AND DECEMBER 31, 1994 OPTION VALUES

====================================================================================================================================
                                                                 Number of Securities Underlying  Value of Unexercised In-the-Money
                                                                Unexercised Options at FY-End (#)       Options at FY-End ($)
- ------------------------------------------------------------------------------------------------------------------------------------
                            Shares Acquired
Name                        on Exercise (#)    Value Realized ($)    Exercisable    Unexercisable     Exercisable     Unexercisable
- ------------------------------------------------------------------------------------------------------------------------------------
Thomas W. Itin                     0                  0                   0                0              N/A             N/A
CEO
- ------------------------------------------------------------------------------------------------------------------------------------
Clarence H. Yahn                   0                  0                66,667           133,333         $2,666           $5,333
President, Ajay                                                        50,000           100,000           --               --
- ------------------------------------------------------------------------------------------------------------------------------------
Duane R. Stiverson                 0                  0                15,000            60,000         $  600           $  600
VP & CFO
- ------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                                 Number of Securities Underlying  Value of Unexercised In-the-Money
                                                                Unexercised Options at FY-End (#)       Options at FY-End ($)
- ------------------------------------------------------------------------------------------------------------------------------------
                            Shares Acquired
Name                        on Exercise (#)    Value Realized ($)    Exercisable    Unexercisable     Exercisable     Unexercisable
- ------------------------------------------------------------------------------------------------------------------------------------
Robert D.                          0                  0                   0             200,000           --               --
Newman
General Manager
of Leisure Life
====================================================================================================================================

BENEFIT PLANS

       During April 1992, Ajay implemented a 401(K) benefit plan to cover all employees with one year of service and had attained 18 years of age. On July 1, 1994, the plan was amended to allow employees with six months of service to enroll in the plan. Employees may contribute up to 15% of compensation and the Company has a discretionary matching contribution which will be determined on an annual basis. The Company's matching contribution for 1992, 1993, and 1994 was 25% of the first 6% of employee contributions.

       The Company has no retirement, pension, profit sharing or insurance or medical reimbursement plans, exclusively covering its officers and directors.

EMPLOYMENT AND CONSULTING AGREEMENTS

       On April 14, 1992, Ajay entered into an employment agreement with L. Dean Cassell, then President of Ajay. Under the terms of the agreement, Mr. Cassell was to receive an annual salary of $140,000 from June 30, 1992 through June 30, 1994 . Mr. Cassell was also to receive an incentive bonus equal to 8% of Ajay's operating profits in excess of $500,000 and other fringe benefits as determined by the Board of Directors. This employment agreement was terminated as of February 26, 1994 and the Company entered into a consulting agreement with Mr. Cassell for the period of February 27, 1994 through June 30, 1995. Under the consulting agreement, Mr. Cassell was to provide a minimum of 4 days of service per month for $4,000 per month during the period from February 27, 1994 through June 30, 1994. During the period from July 1, 1994 through June 30, 1995, he is to provide a minimum of 27 days of service for $27,000. On January 1, 1995, the consulting agreement was changed to $1,000 per month.

     The Company entered into an agreement with Thomas W. Itin on December 10, 1993 pursuant to which Mr. Itin agreed to serve as Chairman and President of the Company through December 31, 1996, receiving salary of $1 per year for 1994 and 1995, with salary for 1996 to be determined by the Company's Board of Directors. Such salary is to be at an appropriate level, given the contributions made by Mr. Itin to the Company's success. This agreement also provided for the conversion of certain instruments acquired by TICO into preferred stock of the Company and the repricing and issuance of certain Common Stock purchase warrants. See "Certain Transactions - TICO/Roadmaster Exchange."

       The Company entered into an employment agreement with Robert D. Newman effective July 31, 1994, pursuant to which Mr. Newman is paid an annual salary of $65,000 for serving as the Vice President and General Manager of Leisure Life. If Mr. Newman's employment is terminated within the first year of the agreement, he is to be paid six months of severance pay. If termination occurs after the first year of the agreement, he is to be paid nine months of severance pay. The agreement continues unless and until terminated by Ajay or Leisure Life.

DIRECTORS' COMPENSATION

       The directors receive no compensation for their services as such, but are reimbursed for reasonable costs incurred on behalf of the Company.

STOCK OPTION PLAN

       On October 31, 1994, the shareholders of the Company adopted the 1994 Stock Option Plan, which provides for the granting of both incentive stock options and non-qualified options to eligible employees, officers, and directors of the Company. an aggregate of 2,100,000 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options under this Plan. The Plan is administered by the Compensation Committee of the Board of Directors.

       The Plan provides that disinterested directors, defined as non-employee directors, will receive automatic option grants to purchase 5,000 shares of Common Stock beginning with the 1994 annual shareholders meeting, and on the date of each subsequent annual shareholders meeting. Options shall have an option price equal to 100% of the fair market value of the Common Stock on the grant date and shall vest in 33-1/3% installments commencing on the first anniversary of the grant date.

       Each option granted under the Plan will be evidenced by a written option agreement between the Company and the optionee. Incentive stock options may be granted only to employees (as defined by the Internal Revenue Code). The option price of any incentive stock option may not be less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted under the Plan to a person owning more than 10% of the total combined voting power of the Common Stock will have an option price of not less than 110% of the fair market value per share on the date of grant of the incentive stock option. Each non-qualified stock option granted under the Plan will be at a price no less than 80% of the fair market value per share on the date of grant thereof, except that the automatic stock option grants to disinterested directors will be at a price equal to the fair market value per share on the date of grant. The exercise period of options granted under the Plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than 10% of the total combined voting power of the Common Stock will be for no more than five years.

       An option may not be exercised unless the optionee then is an employee, officer, or director of the Company or a subsidiary of the Company, and unless the optionee has remained continuously as an employee, officer, or director of the Company since the date of grant of the option. If the optionee ceases to be an employee, officer, or director of the Company or subsidiary of the Company other than by reason of death, disability, retirement, or for cause, all options granted to such optionee, fully vested to such optionee but not yet exercised, will terminate three months after the date the optionee ceases to be an employee, officer, or director of the Company. All options which are not vested to an optionee, under the conditions stated in this paragraph for which employment ceases, will immediately terminate on the date the optionee ceases employment or association.

       During 1994, 840,000 options were granted and at December 31, 1994, 131,667 were vested and became exercisable. On May 24, 1995, an additional 180,000 options were granted.

CONFLICTS OF INTEREST

       As described more fully in "Certain Transactions," Thomas W. Itin, the Chairman and President of the Company, is also the chairman, president, treasurer, chief executive officer, chief operating officer, and a 26.8% beneficial owner of Williams Controls. Ajay has a current indebtedness at December 31, 1994 of $5.4 million due February 1, 1996 pursuant to a Loan Agreement with Williams Controls. The Company has guaranteed payment of this loan and has pledged all of the outstanding stock of Ajay. Mr. Itin has personally guaranteed this debt. In addition, in connection with the loan in May 1994 Williams Controls was granted options which can increase its stock ownership to 15,228,520 shares (45.2%) of the Company's outstanding Common Stock (without giving effect to this offering) if the loan is repaid in full by August 1, 1995, or 23,714,641 shares (56.3%) of the Company's outstanding Common Stock (without giving effect to this offering) if the loan is not repaid in full by August 1, 1995. Mr. Itin has indicated that he, as well as the other officers of the Company, intend to do everything possible to enable the Company to pay the loan to Williams Controls in full by August 1, 1995, even though this would reduce the number of options available to Williams Controls.

       The Bylaws of the Company permit the Company to buy from, sell to, or otherwise deal with the officers and directors of the Company and firms, partnerships, associations, or corporations of which the directors and officers of the Company may be members, directors, or officers, or in which they have pecuniary interests. Further, the Bylaws provide that no contract or other transaction between the Company and its directors, or any other corporation, firm, association, or entity in which one or more of the directors are officers or directors or are financially interested, shall be void or voidable solely because of such relationship or interest, solely because such directors are present at the meeting of the Company's Board of Directors which authorizes, approves, or ratifies such contract or transaction, or solely because their votes are counted for such purpose if any of the following exist:
(1) the fact of such relationship or interest is disclosed or known to the Board of Directors which authorizes, approves, or ratifies the contract or transaction by a sufficient vote without counting the votes or consents of the interested directors; (2) the fact of such relationship is disclosed or known to the stockholders entitled to vote and the stockholders authorize, approve, or ratify such contract or transaction; or (3) the contract or transaction is fair and reasonable to the Company.

     Neither Mr. Itin nor Stanley V. Intihar, both of whom are officers and directors of Williams Controls, vote in any meetings of the Company's Board of Directors on matters pertaining to Williams Controls. Similarly, neither Mr. Itin nor Anthony B. Cashen, both of whom are officers and directors of LBO Capital Corp., vote in any meetings of the Company's Board of Directors on matters pertaining to LBO Capital Corp.


                            PRINCIPAL SHAREHOLDERS

       The following table sets forth information, as of May 25, 1995 with respect to the beneficial ownership of shares of Common Stock of the Company, its only class of voting securities outstanding, by each person known by the Company to be the beneficial owner of more than five percent thereof, by its directors, and by its officers and directors as a group.

                                         NUMBER OF SHARES           PERCENTAGE
NAME AND ADDRESS                        BENEFICIALLY OWNED          OF CLASS (1)

Thomas W. Itin                              13,281,225                 47.4%
7001 Orchard Lake Road                        (2)(3)
Suite 424
West Bloomfield, MI 48322

Williams Controls Industries, Inc.          15,228,520                 45.2%
14100 S.W. 72nd Avenue                          (4)
Portland, OR 97204

TICO                                         8,676,540                 33.1%
7001 Orchard Lake Road                          (5)
Suite 424
West Bloomfield, MI 48322

Acrodyne Profit Sharing Trust                2,773,471                 11.5%
7001 Orchard Lake Road                          (6)
Suite 424
West Bloomfield, MI 48322

Robert R. Hebard                             1,799,706                  8.0%
7001 Orchard Lake Road                          (7)
Suite 426
West Bloomfield, MI 48322

                                         NUMBER OF SHARES           PERCENTAGE
NAME AND ADDRESS                        BENEFICIALLY OWNED          OF CLASS (1)
Enercorp, Inc.                               1,764,706                  7.8%
7001 Orchard Lake Road
Suite 426
West Bloomfield, MI 48322

LBO Capital Corp.                            1,680,000                  7.4%
7001 Orchard Lake Road                          (8)
Suite 424
West Bloomfield, MI 48322

Robert D. Newman                             1,426,000                  6.3%
215 4th Avenue North                            (9)
P.O. Box 60
Baxter, TN 38544

Clarence H. Yahn                               266,667                  0.7%
                                                (10)

Duane R. Stiverson                              50,000                  0.2%
                                                (11)

Stanley V. Intihar                              20,000                  0.1%

Anthony B. Cashen                                    0                   --

All officers and directors as a             32,072,118                 80.8%
group (seven persons)                         (2)(4)(7)
                                             (9)(10)(11)

- ---------------

(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from May 25, 1995, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 22,545,537 shares outstanding.

(2) Includes Common Stock and shares of Common Stock issuable upon the exercise of presently exercisable warrants and the conversion of presently convertible Preferred Stock beneficially owned by Mr. Itin's spouse and affiliates of Mr. Itin as follows:

            TICO                                                            5,000,040     Common Stock
            First Equity Corporation                                          151,214     Common Stock
            Acrodyne Profit Sharing Trust                                   2,773,471     Common Stock and Warrants
            LBO Capital Corp.                                               1,680,000     Common Stock and Warrants
                                                                           ----------
                                                                            9,604,725
            TICO (12,500 shares of Series B Preferred Stock
            convertible at one share for 294.12 shares of Common Stock      3,676,500     Preferred Stock Conversion
                                                                           ----------
                                                                           13,281,225
                                                                           ==========

       Mr. Itin disclaims beneficial ownership in the securities owned by LBO Capital Corp. and First Equity Corporation in excess of his pecuniary interest.

(3) Does not include 4,117,647 shares of Common Stock and 11,110,873 warrants owned by Williams Controls Industries, Inc. Mr. Itin is Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer, Treasurer and 26.8% beneficial owner of Williams Controls. Even though Mr. Itin is a director of Williams Controls, he abstains from voting on matters pertaining to the Company in meetings of the directors of Williams Controls. If the shares and warrants owned by Williams were included, the number of shares beneficially owned would be 28,509,745 and the percentage of class would be 72.9%.

(4) Includes 11,110,873 shares of Common Stock issuable upon exercise of certain options. If the Company does not repay the loan to Williams Controls by August 1, 1995, the number of options will increase to 19,596,994. See "Certain Transactions."

(5) Includes 3,676,500 shares of Common Stock issuable upon conversion of 12,500 shares of presently convertible Series B Preferred Stock, at a rate of 294.12 shares of Common Stock for every one share of Preferred Stock. TICO is a Michigan partnership of which Mr. Itin is the Managing Partner.

(6) Includes 1,597,000 shares of Common Stock issuable upon exercise of options. Mr. Itin is trustee and beneficiary of Acrodyne Profit Sharing Trust.

(7) Includes 1,764,706 shares owned by Enercorp, Inc., a Colorado corporation of which Mr. Hebard is Chairman of the Board of Directors and President.

(8) Includes 200,000 shares of Common Stock issuable upon exercise of warrants. LBO Capital Corp. is a Colorado corporation of which Mr. Itin is a 51% shareholder, Chairman of the Board of Directors, and president.

(9) Includes 400,000 shares of Common Stock being held in escrow pending release subject to subsequent conditions.

(10) Includes 116,667 shares of Common Stock issuable upon the exercise of outstanding stock options.

(11) Includes 30,000 shares of Common Stock issuable upon the exercise of outstanding stock options.

POSSIBLE CHANGE IN CONTROL

     Ajay has a current indebtedness at March 31, 1995 of $6.8 million due February 1, 1996 pursuant to a Loan Agreement with Williams Controls. The Company has guaranteed payment of this loan and has pledged all of the outstanding stock of Ajay. In addition, the Company entered into a Joint Venture Implementation Agreement with Williams Controls concurrently with the execution of the Loan Agreement. Pursuant to the Joint Venture Implementation Agreement, the Company granted to Williams Controls the option to purchase shares of the Common Stock of the Company at various option prices. Williams Controls would have to exercise options to purchase 14,384,113 shares of Common Stock, and retain the 4,117,647 shares currently owned, in order to obtain ownership of more than 50% of the Company's outstanding Common Stock. This assumes that the Company does not issue any other shares of Common Stock. See "Certain Transactions" for more information on the Joint Venture Implementation Agreement.

                             CERTAIN TRANSACTIONS

     With regard to transactions involving affiliates of the Company, including those described below, the Company utilizes fairness opinions or obtains the approval of the disinterested directors of the Company. See "Management and Key Personnel - Conflicts of Interest." Management of the Company believes that the terms of the transactions described below were no less favorable than those which could be obtained from unaffiliated sources. It is likely that officers, directors, and affiliates of the Company will continue to provide financial assistance in the future. If provided, such assistance will be at a fair market value (i.e., on terms no less favorable to the Company than those that can be obtained from unaffiliated sources) and approved by a majority of the disinterested directors of the Company.

TICO/ROADMASTER EXCHANGE

       The Company was formed in 1988 to acquire certain assets, liabilities and operations of the sports accessory business of Roadmaster Corporation ("Roadmaster"). The Company was capitalized initially through a private placement of stock and an initial public offering (approximately $3.1 million), a long-term debt of $4 million owed to Roadmaster for the purchase of the business, and a revolving credit facility guaranteed by Equitex, Inc., an affiliate of Roadmaster. Until October 1993, the Company was controlled, in part, by Roadmaster and Equitex. TICO, a partnership of which Thomas W. Itin is the general partner, obtained control from Roadmaster and Equitex in October 1993, pursuant to the terms of an Exchange Agreement. Mr. Itin is the Chairman and President of the Company.

       In the Exchange Agreement, Roadmaster and Equitex agreed to substantially divest all of their interest in the Company by transferring to TICO all of the Company's outstanding Common Stock purchase warrants held by them, a $217,000 principal amount note payable to Roadmaster, 29,500 shares of the Company's Series A 8% cumulative convertible preferred stock, and all outstanding accounts receivable due Roadmaster. Additionally, Roadmaster agreed to transfer to TICO all marketing and distribution rights for golf products in Canada, all tooling exclusively associated with the manufacture of hand-pulled golf carts, the "Ajay" name and agreed to grant TICO a ten year exclusive license for the use of the "Ajay" trademark and trade name. The Company and TICO agreed to obtain the release and satisfaction in full of any and all obligations, guarantees, and collateral of Equitex under the credit facility, including the release of 1,000,000 shares of Roadmaster common stock owned by Equitex and pledged to a bank as collateral. Mr. Itin and TICO further agreed to transfer to Roadmaster all the Roadmaster common stock purchase warrants held by Mr. Itin, along with TICO's payment of $200,000 to Roadmaster.

       Based upon completion of the Exchange Agreement and refinancing of debt obligations, the Board of Directors of the Company approved a plan to convert the value of instruments transferred to TICO, into preferred stock, which could be converted to Common Stock of the Company at a price of $.34 per share. The Board further approved a reduction in the price of the Common Stock purchase warrants received by TICO under the Exchange Agreement to $.34 per share and to issue warrants in like amount of warrants received at the date of exchange that had subsequently expired. These warrants were transferred by TICO to Acrodyne Profit Sharing Trust.

       In accordance with the refinancing plan previously approved by the Board of Directors, on August 12, 1994, the Board authorized a new Series B 8% Cumulative Convertible Preferred Stock issue (the "Series B Preferred Stock"), which contains a provision whereby holders of the Series A 8% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") could exchange shares, on a one-for-one share basis, for Series B shares. Holders of the Series B Preferred Stock may convert one share of the Series B Preferred Stock for
294.12 shares of the Common Stock of the Company. On October 3, 1994 the Company was notified by TICO, the only holder of the Series A Preferred Stock, that it wished to exchange its 29,500 Series A shares for the same number of Series B shares. In addition, TICO then converted 17,000 shares of the Series B
Preferred Stock into 5,000,040 shares of the Common Stock of the Company.

LOAN FROM WILLIAMS CONTROLS.

       On April 14, 1994 the Company was advised by BankAmerica that the Second Amended Restated Loan and Security Agreement ("Credit Agreement") between BankAmerica and the Company's wholly-owned subsidiary, Ajay, had been purchased by Roadmaster Industries, Inc. On May 5, 1994, Ajay paid Roadmaster Industries in full all outstanding obligations due under its Credit Agreement and entered into its Loan Agreement with Williams Controls for a loan of up to $7,000,000. The Loan Agreement requires monthly interest only payments at the prime rate of First Interstate Bank of Oregon plus 3.25% and was originally scheduled to expire on November 4, 1994 and is currently extended to February 1, 1996. The Loan Agreement is secured by a lien on substantially all of the assets of Ajay and is guaranteed by the Company and the Company's President. The Company's guaranty is secured by a pledge of all of the outstanding stock of Ajay.

       In addition, concurrent with the establishment of the Loan Agreement with Williams Controls, in May 1994 the Company and Ajay entered into a Joint Venture Implementation Agreement with Williams Controls in which the Company granted Williams Controls an option to purchase up to 51% of the then outstanding Common Stock of the Company at various option prices ranging between $.34 and $1.00 per share, together with a one-time right to demand registration of the shares underlying the options and piggy-back registration rights.

       On April 5, 1995, the Company and Williams Controls agreed to modifications of the terms of the Loan Agreement and the Joint Venture Implementation Agreement. The changes include (1) a waiver of Williams Controls' preemptive right to purchase up to 51% so long as the Company completes this Offering by May 31, 1995 (which date may be extended for up to 120 days), (2) an extension of the due date of the loan until February 1, 1996, (3) a reduction in the maximum loan amount from $7.0 million to $5.6 million as of August 1, 1995,
(4) a reduction in the number of $1.00 options granted to Williams Controls from 1,394,979 to 348,745 exercisable at $.50 per share if the loan is repaid by August 1, 1995, (5) a reduction in the exercise price of all unexercised options with an exercise price greater than $.50 per share to $.50 if the loan is not repaid by August 1, 1995, (6) an extension of the expiration date of all options granted to Williams Controls from

May 5, 1998 to August 1, 1999, and (7) an additional four-year extension of the manufacturing joint venture at the Company's Delavan, Wisconsin, and Mexicali, Mexico, facilities from May 5, 1998 to August 1, 2002. See
"Business-Properties."

       The agreement, with the modifications, provides Williams Controls with the following options to purchase the Company's Common Stock:

                  NUMBER OF OPTIONS IF         NUMBER OF OPTIONS IF
OPTION PRICE    LOAN IS REPAID BY 8/1/95   LOAN IS NOT REPAID BY 8/1/95

    $ .34             8,834,866 (1)                8,834,866 (1)
    $ .40             3,487,447                    6,974,894
    $ .50             2,906,207                    7,904,881
                     ----------                   ----------
                     15,228,520                   23,714,641

- ---------------------

(1) On October 3, 1994, Williams Controls exercised its option to purchase 4,117,647 shares of the Company's Common Stock at a price of $.34 per share and, in so doing, reduced the outstanding loan balance from the Company by $1,400,000. Williams Controls retains the right to purchase another 4,717,219 shares of the Company's Common Stock at $.34 per share.


       Mr. Itin, the Chairman and President of the Company, is, and was at the time of the Loan Agreement, chairman, president, treasurer, chief executive officer, and chief operating officer of Williams Controls, a publicly-held corporation. Mr. Itin has personally guaranteed the obligations of the Company to Williams Controls.

OTHER TRANSACTIONS

       On October 3, 1994, the Acrodyne Profit Sharing Trust, an entity controlled by Mr. Itin, purchased 1,176,471 shares of Common Stock for $400,000. Also on that date, Enercorp, Inc., a business development company purchased 1,764,706 shares of Common Stock for $600,000. The closing bid price of the Common Stock on October 3, 1994 was $.53, as compared to the purchase price of $.34 per share. The agreements to purchase the shares were negotiated with the Company in early August 1994, when the market prices for the stock were between $.28 and $.41. Robert R. Hebard, the Secretary and a Director of the Company, is chairman of the board of directors and president of Enercorp, Inc. Mr. Itin is a significant shareholder of Enercorp, Inc. As of May 25, 1995, Mr. Itin controlled directly and indirectly 7,807,725 (34.6%) of the outstanding Common Stock of the Company. See "Principal Shareholders."

       In December 1993, First Equity Corporation established a letter of credit on behalf of the Company, which was amended during 1994, totaling $271,000. This letter of credit was used to purchase inventory. In addition, First Equity Corporation advanced the Company $250,000 during January 1994 and was repaid in June 1994 from the Company's working capital. The total amount of principal and interest paid was $258,235. First Equity Corporation is a Michigan corporation of which Mr. Itin's wife is a shareholder, president, and chairman of the board of directors.


                           DESCRIPTION OF SECURITIES

       The Company is authorized to issue 100,000,000 shares of $.01 par value common stock (the "Common Stock") and 10,000,000 shares of $.01 par value preferred stock. As of the date of this Prospectus, there are issued and outstanding 22,545,537 shares of Common Stock and 12,500 shares of Series B Preferred Stock.

COMMON STOCK

       Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of the Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, and to share ratably in the assets of the Company legally available for distribution to the common shareholders in the event of liquidation or dissolution. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. The holders of Common Stock do not have preemptive or other rights to acquire or subscribe for additional unissued or treasury shares. All outstanding shares of Common Stock, and shares of Common Stock issuable upon conversion of the Series C Preferred Stock or exercise of the Warrants, when issued and paid for, will be fully paid and not liable for further call or assessment.

PREFERRED STOCK

       Under the Company's Certificate of Incorporation, the Company is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, with such rights, preferences, qualifications, limitations, and restrictions as shall be set forth in the Certificate of Designation authorizing the issuance of such stock. The Company has established a Series A 8% Cumulative Convertible Preferred Stock consisting of 100,000 shares (the "Series A Preferred Stock), a Series B 8% Cumulative Convertible Preferred Stock consisting of 100,000 shares (the "Series B Preferred Stock"), and a Series C 10% Cumulative Convertible Preferred Stock consisting of 700,000 shares (the "Series C Preferred Stock").

       As described in "Certain Transactions - TICO/Roadmaster Exchange," all of the issued and outstanding shares of Series A Preferred Stock were exchanged for shares of Series B Preferred Stock. Accordingly, there are no shares of Series A Preferred Stock issued or outstanding. Although the Company can issue shares of Series A Preferred Stock, it has no plans to issue any such shares. There are issued and outstanding 12,500 shares of Series B Preferred Stock. Prior to this offering, no shares of Series C Preferred Stock were issued or outstanding.

SERIES B PREFERRED STOCK

       DIVIDENDS. The holders of Series B Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cumulative dividends at the rate of 8% per annum on the stated value of $100.00 per share, or $8.00 per share per annum, and no more, such dividends to accrue from the date of first issuance. Such dividends shall be payable in equal preference and priority to the obligation to pay dividends on the Company's Series C Preferred Stock, and in preference to any payment of any dividend on any other shares of capital stock of the Company. To the extent that the Company does not have a sufficient amount of cash to pay any dividends declared on both the Series B and Series C Preferred Stock, the Series C Preferred Stock shall have priority as to payment in cash and dividends may be paid to holders of the Series B Preferred Stock in additional shares of Series B Preferred Stock, based on the stated value of $100.00 per share.

       LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, any holder of the Series B Preferred Stock shall, for each share of Series B Preferred Stock, be entitled to receive a distribution of $100.00 plus any accrued and unpaid dividends out of the assets of the Company, on an equal preference basis to the Series C Preferred Stock, except that such Series C Preferred Stock is entitled to a distribution of $10.00 per share, but prior to any distribution of assets with respect to any other shares of capital stock of the Company other than the Series C Preferred Stock, as a result of such liquidation, distribution or winding up of the Company.

       CONVERSION.  Each share of Series B Preferred Stock is convertible into
294.12 shares of Common Stock at the sole discretion of the holder.

       OPTIONAL REDEMPTION. The Company shall have the right and option upon notice to the holders of the Series B Preferred Stock to call, redeem and acquire any or all of the shares of Series B Preferred Stock at a price equal to $100.00 per share, plus any accrued and unpaid dividends, at any time to the extent such shares have not been previously converted to Common Stock pursuant to the terms described above; provided, however, that the holders of the Series B Preferred Stock shall, in any event, have the right during the 30-day period immediately following the date of the Notice of Redemption, which shall fix the date for redemption (the "Redemption Date"), to convert their shares of Series B Preferred Stock in accordance with the terms described above. If the shares are converted during such 30-day period, this call option shall be deemed not to have been exercised by the Company with respect to such shares so converted. Said Notice of Redemption shall require the holders to surrender to the Company, on or before the Redemption Date, to the Company's transfer agent, the certificates representing the shares of Series B Preferred Stock to be redeemed. Notwithstanding the fact the certificates representing the shares called for redemption have not been surrendered for redemption and cancellation on or after the Redemption Date, such shares shall be deemed to be expired and all rights of the holders thereof shall cease and terminate.

       VOTING AND PREEMPTIVE RIGHTS. The holders of the Series B Preferred Stock shall have no voting rights except to the extent required by the Delaware General Corporation Law and the Series B Preferred Stock shall be entitled to no preemptive rights.

SERIES C PREFERRED STOCK

       DIVIDENDS. The holders of Series C Preferred Stock will be entitled to receive, out of assets legally available for such purpose, in equal preference and priority to the obligations to pay dividends on the Series B Preferred Stock, but before any distributions shall be declared, paid, or set aside, or any other distribution shall be declared or made, upon any other shares of capital stock of the Company, distributions in cash at the rate of 10% per annum on the stated value of $10.00 per share, or $1.00 per share per annum. Such dividend shall be paid on or before the 30th day after the last day of the fiscal quarter with respect to which such distribution shall be payable commencing July 1, 1995, such dividends to accrue from the date of first issuance. If any distributions payable on any share of Series C Preferred Stock shall not be paid for any reason, the right of the holders of such shares of Series C Preferred Stock to receive payment of such distribution shall not lapse or terminate, but each such unpaid distribution (the "Unpaid Dividends") shall accumulate and shall be paid without interest to such holders, when and as authorized by the Board of Directors of the Company. To the extent that the Company does not have a sufficient amount of cash to pay any dividends declared on both the Series B and Series C Preferred Stock, the Series C Preferred Stock shall have priority as to payment in cash and dividends may be paid to holders of the Series B Preferred Stock in additional shares of Series B Preferred Stock, based on the stated value of $100.00 per share. Holders of shares of Series C Preferred Stock are not entitled to any dividend, whether payable in cash, property, or stock, in excess of full cumulative dividends. No distribution shall be declared, ordered, or made upon any other class of stock of the Company, nor shall any sums be set aside for or applied to the purchase or redemption of any shares of any other class of stock of the Company, unless and until all Unpaid Dividends payable upon each issued and outstanding share of Series C Preferred Stock shall have been fully paid or a distribution shall have been declared and a sum sufficient for full payment of the Unpaid Dividends set apart therefor.

       LIQUIDATION PREFERENCE. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, any holder of the Series C Preferred Stock shall, for each share of Series C Preferred Stock, be entitled to receive a distribution of $10.00 plus any accrued and unpaid dividends out of the assets of the Company, on an equal preference basis to the Series B Preferred Stock, except that such Series B Preferred Stock is entitled to a distribution of $100.00 per share, but prior to any distribution of assets with respect to any other shares of capital stock of the Company other than the Series B Preferred Stock, as a result of such liquidation, distribution or winding up of the Company.

       CONVERSION.  At any time at the option of the holder, each share of
Series C Preferred Stock shall be convertible into      shares of Common Stock.
Should the price of the Company's Common Stock reach or exceed a closing high
bid price of $      for ten (10) consecutive business days (the "Mandatory
Conversion Event"), each share of the Series C Preferred Stock shall
automatically convert to      shares of Common Stock of the Company. The
effective date of such automatic conversion shall be the day following the Mandatory Conversion Event for the purpose of determining dividends payable and other rights and preferences. Upon the occurrence of the Mandatory Conversion Event, and the subsequent automatic conversion, all dividends accruing as of the Mandatory Conversion Event shall become payable within 30 days of such date, and additional dividends shall not accrue nor require payment subsequent to such date.

       OPTIONAL REDEMPTION. The Company shall have the right and option upon notice to the holders of the Series C Preferred Stock to call, redeem and acquire any or all of the shares of Series C Preferred Stock at a price equal to $11.00 per share, plus any accrued and unpaid dividends, at any time to the extent such shares have not been previously converted to Common Stock pursuant to the terms described above; provided, however, that the holders of the Series C Preferred Stock shall, in any event, have the right during the 30-day period immediately following the date of the Notice of Redemption, which shall fix the date for redemption (the "Redemption Date"), to convert their shares of Series C Preferred Stock in accordance with the terms described above. If the shares are converted during such 30-day period, this call option shall be deemed not to have been exercised by the Company with respect to such shares so converted. Said Notice of Redemption shall require the holders to surrender to the Company, on or before the Redemption Date, to the Company's transfer agent, the certificates representing the shares of Series C Preferred Stock to be redeemed. Notwithstanding the fact the certificates representing the shares called for redemption have not been surrendered for redemption and cancellation on or after the Redemption Date, such shares shall be deemed to be expired and all rights of the holders thereof shall cease and terminate.

       VOTING AND PREEMPTIVE RIGHTS. The holders of the Series C Preferred Stock shall have no voting rights except to the extent required by the Delaware General Corporation Law and the Series C Preferred Stock shall be entitled to no preemptive rights.

WARRANTS

       The Warrants will be issued in registered form under, governed by, and subject to the terms of a warrant agreement (the "Warrant Agreement") between the Company and American Securities Transfer, Inc. as warrant agent (the "Warrant Agent"). The following statements are brief summaries of certain provisions of the Warrant Agreement. Copies of the Warrant Agreement may be obtained from the Company or the Warrant Agent and have been filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."

       The Company has authorized the issuance of Warrants to purchase an aggregate of up to 603,750 shares of Common Stock (including Warrants to purchase up to 78,750 shares of Common Stock issuable pursuant to the Underwriters' over-allotment option but excluding Warrants underlying the Representative's Warrants) and has reserved an equivalent number of shares of Common Stock for issuance upon exercise of such Warrants.

       The terms of these Warrants are identical to outstanding publicly-held warrants to purchase an aggregate of 883,470 shares of Common Stock, which were sold in the Company's initial public offering. Accordingly, "Warrants" refers to those offered hereby and the outstanding publicly-held warrants.

       The Warrants are subject to redemption by the Company at $.05 per Warrant at any time on forty-five (45) days written notice provided that the closing high bid price of the Common Stock has exceeded the Warrant Exercise Price by 50% or more for twenty (20) consecutive trading days within twenty (20) calendar days preceding the mailing of the notice of redemption. In addition, the Company must have on file a current registration statement pertaining to the Common Stock underlying the Warrants in order for the Warrants to be redeemed by the Company.

       Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $1.00 (the "Warrant Exercise Price"). The right to exercise the Warrants will commence immediately and will terminate at the close of business on December 31, 1996. The Warrants contain provisions that protect the Warrant holders against dilution by adjustment of the exercise price in certain events including, but not limited to, stock dividends, stock splits, reclassifications, or mergers. A Warrant holder will not possess any rights as a stockholder of the Company. The shares of Common Stock, when issued upon the exercise of the Warrants in accordance with the terms thereof, will be fully paid and non-assessable.

       At any time when the Warrants are exercisable and as a condition to redemption of the Warrants, the Company is required to have a current registration statement on file with the Securities and Exchange Commission and to effect appropriate qualifications under the laws and regulations of the states in which the holders of Warrants reside in order to comply with applicable laws in connection with the exercise of the Warrants and the resale of the Common Stock issued upon such exercise. So long as the Warrants are outstanding, the Company will undertake to file all post-effective amendments to the registration statement required to be filed under the Securities Act, and to take appropriate action under federal and state securities laws to permit the issuance and resale of Common Stock issuable upon exercise of the Warrants. In the Warrant Agreement, the Company has agreed to register or qualify the shares in all of the jurisdictions in which the securities offered hereby are registered or qualified. The Company may determine not to register or qualify the shares underlying the warrants in certain other jurisdictions where the time and expense involved would not justify such registration and qualification. There can be no assurance that the Company will be in a position to effect such action under the federal and applicable state securities laws, and the failure of the Company to effect such action may cause the exercise of the Warrants and the resale or other disposition of the Common Stock issued upon such exercise to become unlawful. The Company may amend the terms of the Warrants but only by extending the termination date or lowering the exercise price. The Company has no present intention of amending such terms.

CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF
INCORPORATION

       TAKEOVER STATUTE. Section 203 of the Delaware General Corporation Law prohibits business combinations between a public corporation and an "interested stockholder" for a period of three years subsequent to the interested stockholder becoming such. An "interested stockholder" is defined as the owner of 15 percent or more of the outstanding voting stock of the corporation and includes affiliates and associates of a 15 percent owner, so as to prevent business combinations with entities related to an interested stockholder. Prohibited business combinations include a wide range of transactions with or caused by an interested stockholder in which the interested stockholder receives or could receive something the other stockholders do not.

       The statute contains a number of ways by which one intending to become, or who has become, an interested stockholder may avoid the three-year proscription. The following are applicable to the Company: (1) the board of directors of the corporation approves either the business combination or the stockholder becoming an interested stockholder prior to his acquiring 15 percent of the voting stock; (2) the stockholder acquires 85 percent or more of the outstanding voting stock of the corporation in the transaction by which the stockholder becomes an interested stockholder; or (3) the combination is approved by the board of directors of the corporation and is approved by the holders of two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder at an annual or special meeting of stockholders.

       Section 203 may deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions could also deprive the stockholders of opportunities to realize a premium on their Common Stock. At the same time, these provisions may have the effect of inducing any persons seeking control of the Company or a business combination with the Company to negotiate terms acceptable to the Board of Directors.

       "COMPROMISE" PROVISION. The Company's Certificate of Incorporation contains a provision pursuant to which application may be made to a court of equitable jurisdiction in the State of Delaware to order a meeting of the stockholders of the Company for the purpose of approving a compromise or arrangement between the Company and its stockholders. Such compromise or arrangement may be binding on all stockholders if sanctioned by the court and if holders representing three-fourths of the outstanding shares agree to any compromise or arrangement. This provision is also applicable to a compromise or arrangement with creditors or any class of creditors or any class of stockholders of the Company.

TRANSFER AGENT AND WARRANT AGENT

       The Transfer Agent for the Company's Common and Preferred Stock and the Warrant Agent is American Securities Transfer, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215.


                        SHARES ELIGIBLE FOR FUTURE SALE

       Upon completion of this offering, 22,545,537 shares of Common Stock will be outstanding. Of these shares, 8,284,184 shares are freely tradable without restriction under the Act and 14,261,353 are restricted. Of the restricted shares, 13,634,864 are held by "affiliates" of the Company. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Shares held by an "affiliate" may be sold only if registered under the Act or pursuant to an applicable exemption from registration, including the applicable provisions of Rule 144. With respect to the remaining 626,489 restricted shares, 552,489 are currently eligible for sale under Rule 144 and 74,000 will become eligible in August 1996.

       In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of one percent of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. Furthermore, a person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

       The Representative has required in the underwriting agreement that sales of the outstanding restricted Common Stock held by officers, directors, and holders of 5% or more of the outstanding Common Stock may not commence until 12 months from the date of this Prospectus, without the prior written consent of the Representative. Of the restricted shares held by persons who are officers, directors, and holders of 5% or more of the outstanding Common Stock, 5,000,040 shares are currently eligible for sale under Rule 144, 1,576,000 shares will become eligible for sale under Rule 144 in August 1996 and 7,058,864 shares will become eligible for sale in October 1996.

       There are also outstanding as of the date of this Prospectus, Warrants to purchase 883,470 shares of Common Stock and options to purchase 2,867,000 shares of Common Stock, of which 2,032,300 options vested are currently exercisable, and the remaining 834,700 options will vest and become exercisable at various times beginning October 31, 1995. Williams Controls has a conditional right to purchase up to 19,596,994 shares of Common Stock. See "Certain Transactions."

       In addition, the 12,500 outstanding shares of Series B Preferred Stock may be converted into 3,676,500 shares of Common Stock at any time.

       No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, since this will depend on the trading volume, the market price for the Common Stock, and other factors. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales could occur, could have a material adverse effect on prevailing market prices.

                                 UNDERWRITING

       The Underwriters named below, for whom Schneider Securities, Inc., is acting as Representative, have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Series C Preferred Stock and Warrants set forth opposite their names in the table below:

                                                     NUMBER OF      NUMBER OF
       NAME                                           SHARES        WARRANTS
       Schneider Securities, Inc...............



                                                      -------        -------
       Total...................................       525,000        525,000
                                                      =======        =======

       The Series C Preferred Stock and Warrants are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to their rights to reject orders in whole or in part and subject to approval of certain legal matters by counsel, to the accuracy of each of the representations and warranties contained in the Underwriting Agreement on the part of the Company, to the performance by the Company of all its agreements contained in the Underwriting Agreement, to the fulfillment of or compliance by the Company with all of the covenants and conditions contained in the Underwriting Agreement, and to various other conditions set forth in the Underwriting Agreement.

       The Company has been advised by the Representative that the Underwriters propose to offer the Series C Preferred Stock and Warrants purchased by them directly to the public at the initial public offering prices set forth on the cover of this Prospectus and to certain selected dealers at those prices less a concession within the discretion of the Representative. The Underwriters may allow, and such dealers may reallow, a concession within the discretion of the Representative. The Underwriters are committed to purchase and pay for all of the Series C Preferred Stock and Warrants (other than the Series C Preferred Stock and Warrants subject to the over-allotment option) if any are purchased. There are no restrictions on the purchase of Series C Preferred Stock and Warrants by affiliates or persons otherwise associated with the Company or any subsidiary. The Underwriters do not intend to sell any Series C Preferred Stock or Warrants offered hereby through the use of discretionary authority. After the commencement of the offering, the offering prices and the selling terms may be changed by the Underwriters should market conditions require.

    The Company has granted the Representative an over-allotment option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to a maximum of an additional 78,750 shares of Series C Preferred Stock and/or 78,750 Warrants on the same terms as the Series C Preferred Stock and Warrants being purchased by the Underwriters from the Company. The Representative may exercise the over-allotment option only to cover over-allotments in the sale of the Series C Preferred Stock and Warrants offered hereby.

       The Underwriters will purchase the Series C Preferred Stock and Warrants (including the Series C Preferred Stock and Warrants subject to the over-allotment option) from the Company at prices per share of Series C Preferred Stock and per Warrant representing a discount of 10% from the public offering prices. In addition, the Company has agreed to pay the Representative a nonaccountable expense allowance of 3% of the aggregate public offering price of the Series C Preferred Stock and Warrants, which will include the over-allotment option, if exercised. The payment of this allowance at closing will be reduced by $35,000 previously advanced to the Representative.

       The Company has agreed to enter into a financial consulting agreement with the Representative at the Closing, pursuant to which the Company will agree to pay the Representative $2,291.67 per month for a period of 24 months, with the entire consulting fee payable in advance upon the Closing. The consulting services shall include, but shall not be limited to, advising the Company in connection with business and financial planning, corporate organization and structure, financial matters in connection with the operation of the business of the Company, private and public equity and debt financing, acquisitions, mergers, and other similar business combinations, the Company's relations with its stockholders, preparation and distribution of periodic reports, and analysis of the Company's financial statements.

       The Company has entered into a corporate consulting agreement with the Representative pursuant to which the Company has paid $35,000 for the services described in the agreement. At the time of Closing, the $35,000 payment shall be deducted from the non-accountable expense allowance due the Underwriter, described above.

       If, upon request by the Company, the Representative arranges for equity or debt financing accepted by and closed with the Company (other than this Offering) at any time prior to December 9, 1997, the Company has agreed to pay a 10% or 5% commission, respectively, to the Representative based on the amount of equity or debt financing. If the Representative obtains an increase in the Company's line of credit, which is accepted by and closed with the Company, the Company has agreed to pay the Representative a fee equal to 1% of the amount of increase. If the Representative arranges for the purchase or sale of assets, for a merger, acquisition, or joint venture accepted by and closed with the Company, at any time prior to December 9, 1997, the Company has agreed to pay the Representative a fee based on the value of the transaction ranging from 5% for the first $1,000,000 to 1% in excess of $4,000,000.

       The Company has also agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under the Securities Act of 1933, or to contribute the payments that the Underwriters may be required to make in respect thereof.

       The Company's directors, officers, and each holder of 5% or more of the Company's Common Stock have agreed not to sell their shares of Common Stock in the Company without the Representative's prior written consent for a period of one year from the date of this Prospectus.

       In connection with this Offering, all or some of the Underwriters may engage in market making activities in the Common Stock and the Warrants on the NASDAQ Small-Cap Market in accordance with Rule 10b-6A under the Exchange Act during the distribution of such securities pursuant to this Offering.

       The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which is filed as an exhibit to the Registration Statement. See "Additional Information."

REPRESENTATIVE'S WARRANTS

       The Company has agreed to sell to the Representative at the close of this offering, for $100, Warrants to purchase 52,500 shares of Series C Preferred Stock and 52,500 Warrants at 120% of the public offering prices set forth on the cover page of this Prospectus (the "Representative's Warrants"). The Representative's Warrants will not be transferable or assignable except to the officers of the Representative, or to selected dealers and their officers or partners and will not be exercisable for a period of one year after the date of this Prospectus. After such one year period, the Representative's Warrants will be assignable and transferable and will be exercisable for a period of four years, except that the Representative's Warrants to purchase Warrants will be exercisable during the period provided in the Warrant. If the Representative's Warrants are not exercised during their term, they will automatically expire. The Company has agreed to set aside and at all times have available a sufficient number of shares of Series C Preferred Stock and Warrants to be issued upon the exercise of the Representative's Warrants.

       The Representative's Warrants provide that during the period commencing one year after the date of this Prospectus and ending five years after the date of this Prospectus, the Company will, upon written request by the holders of at least 50% of the Representative's Warrants or the Series C Preferred

Stock or Warrants issuable on exercise of the Representative's Warrants, file one registration statement or Regulation A offering statement under the Securities Act of 1933, as amended with the Securities and Exchange Commission and certain states to permit the public sale of such Representative's Warrants, Series C Preferred Stock or Warrants.

       In addition, the holders of the Representative's Warrants and securities issued upon exercise of the Representative's Warrants will be entitled, commencing one year after the date of this Prospectus and ending five years after the date of this Prospectus, to include all or any portion of the securities issued upon exercise of the Representative's Warrants in any registration statement (except for registration statements filed by the Company on Form S-4, Form S-8, or any other inappropriate form), or in any offering statement on Form 1-A to the maximum extent permissible, filed by the Company.

       In no event will the Company be required to pay any selling commissions or nonaccountable expenses relating to the sale of such securities.

       Holders of the Representative's Warrants are protected against dilution of the equity interest represented by the underlying securities upon the occurrence of certain events, including, but not limited to, stock dividends. Holders of the Representative's Warrants shall have no voting rights, dividend rights, or any other rights of any equity holder of the Company's securities. In the event of liquidation, dissolution, or winding up of the Company, holders of the Representative's Warrants are not entitled to participate in the Company's assets.


                                 LEGAL MATTERS

       Certain legal matters in connection with the Offering, including the legality of the Series C Preferred Stock, will be passed upon for the Company by counsel to the Company, Fay M. Matsukage. Krys Boyle Golz Reich Freedman & Scott, P.C. has acted as counsel to the Representative in connection with certain legal matters relating to this Offering.

                                    EXPERTS

       The consolidated financial statements of Ajay Sports, Inc. and subsidiary for the year ended December 31, 1994 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of Hirsch & Silberstein, P.C., independent certified public accountants, whose report, which includes an explanatory paragraph related to substantial doubt about the Company's ability to continue as a going concern, has been included in the Prospectus and elsewhere in the Registration Statement upon the authority of that firm as experts in accounting and auditing.

       The consolidated financial statements of Ajay Sports, Inc. and subsidiary for the years ended December 31, 1992 and 1993 included herein and elsewhere in the Registration Statement have been included herein and in the Registration Statement in reliance upon the report of Coopers & Lybrand, L.L.P., independent certified public accountants, whose report, which includes an explanatory paragraph related to substantial doubt about the Company's ability to continue as a going concern, has been included in the Prospectus and elsewhere in the Registration Statement upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

            (a) the Company's Annual Report on Commission Form 10-K for the fiscal year ended December 31, 1994 (the "Annual Report"), filed pursuant to Section 13 of the Exchange Act;

            (b) the Company's Quarterly Report on Commission Form 10-Q for the period ended March 31, 1995, filed pursuant to Section 13 of the Exchange Act; and

            (c) the Company's Current Report on Commission Form 8-K dated April 28, 1995.

       The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be addressed to Ajay Sports, Inc.,
Attention: Duane R. Stiverson, CFO, 1501 E. Wisconsin Street, Delavan, WI 53115,
(414) 728 5521.


                            ADDITIONAL INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048, and at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

       The Company furnishes its stockholders with annual reports containing financial statements audited by its independent certified public accountants and intends to distribute quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                  [LETTERHEAD OF HIRSCH & SILBERSTEIN, P.C.]



                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------



Board of Directors
Ajay Sports, Inc. and Subsidiaries


     We have audited the accompanying consolidated balance sheets of Ajay Sports, Inc. and Subsidiaries as of December 31, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ajay Sports, Inc. and Subsidiaries as of December 31, 1993 and 1992 were audited by other auditors whose report dated March 25, 1994, included an explanatory paragraph related to substantial doubt about the Company's ability to continue as a going concern, as discussed in Note 1 to the consolidated financial statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ajay Sports, Inc. and Subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has suffered significant losses in the years ended December 31, 1994 and 1993. The Company has also relied upon affiliated companies to fund it's cash flow deficiencies through equity infusions. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Hirsch & Silberstein
- -----------------------------------
Hirsch & Silberstein, P.C.

Farmington Hills, Michigan
March 7, 1995

                [LETTERHEAD OF COOPERS & LYBRAND APPEARS HERE]

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



To the Shareholders and
 Board of Directors
Ajay Sports, Inc. and Subsidiary

        We have audited the accompanying consolidated balance sheets of Ajay Sports, Inc. and Subsidiary as of December 31, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1993 and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ajay Sports, Inc. and Subsidiary as of December 31, 1993 and the consolidated results of their operations and their cash flows for the years ended December 31, 1993 and 1992, in conformity with generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered significant losses in the current year and is not in compliance with certain of its debt covenants, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                              /s/ COOPERS & LYBRAND LLP

Milwaukee, Wisconsin
March 25, 1994

                      AJAY SPORTS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
              (in thousands, except share and per share amounts)

                                                            December 31,           March 31,
                                                       ----------------------      --------
                                                         1993          1994          1995
                                                       --------      --------      --------
                                                                                  (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents                            $      2      $    105      $     22
  Trade accounts receivable, net of allowance of
     $101, $230 and $117 respectively                     1,975         1,700         3,812
  Inventories                                             7,381         5,786         5,478

  Prepaid expenses and other current assets                  89           211           249
                                                       --------      --------      --------

       Total current assets                               9,447         7,802         9,561

Fixed assets, net                                           778         1,357         1,369
Investments in and advances to affiliates                   125            --            --
Other assets                                                157           206           195
                                                       --------      --------      --------

       Total assets                                    $ 10,507      $  9,365      $ 11,125
                                                       ========      ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Note payable to affiliate                            $     --      $  5,369      $  6,790
  Notes payable to banks                                  5,019            12            12
  Current portion of capital lease                           --             9             7
  Accounts payable                                        2,813         1,329         1,492
  Accrued expenses                                          472           490           523
  Due to affiliates                                         240            --            --
                                                       --------      --------      --------

       Total current liabilities                          8,544         7,209         8,824

Notes payable - long term                                    --           121           106
Stockholders' equity:
  Preferred stock, $.01 par value, 100,000 shares
     authorized, 29,500, 12,500 and 12,500 shares
     issued, respectively, at liquidation value           2,950         1,250         1,250
  Common stock, $.01 par value, 100,000,000 shares
     authorized, 8,824,773, 22,533,637 and
     22,545,537 shares outstanding, respectively             88           225           225
  Additional paid-in capital                              4,246         8,961         8,961
  Accumulated deficit                                    (5,321)       (8,401)       (8,241)
                                                       --------      --------      --------

       Total stockholders' equity                         1,963         2,035         2,195
                                                       --------      --------      --------

       Total liabilities and stockholders' equity      $ 10,507      $  9,365      $ 11,125
                                                       ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                      AJAY SPORTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (in thousands, except share and per share amounts)

                                                   Year Ended December 31,                        Three Months Ended March 31,
                                    ----------------------------------------------------        --------------------------------
                                        1992                1993                1994                1994                1995
                                    ------------        ------------        ------------        ------------        ------------
                                                                                               (Unaudited)         (Unaudited)
Operating data:
  Net sales                         $     21,014        $     15,902        $     12,899        $      3,663        $      5,454
  Cost of sales                           17,156              14,172              12,291               3,187               4,362
                                    ------------        ------------        ------------        ------------        ------------
     Gross profit                          3,858               1,730                 608                 476               1,092
Selling, general and admin-
  istrative expenses                       2,896               2,834               2,747                 632                 752
                                    ------------        ------------        ------------        ------------        ------------
Operating income (loss)                      962              (1,104)             (2,139)               (156)                340
                                    ------------        ------------        ------------        ------------        ------------
Nonoperating income
  (expense):
  Interest expense - net                    (906)               (697)               (614)               (154)               (185)
  Loss on write down of
     investment in
     affiliate                                --                (123)                 --                  --                  --
  Gain (loss) on
     disposition of
     investment                              275                  --                 (38)                 --                  --
  Other, net                                  50                   3                (289)                (10)                 --
                                    ------------        ------------        ------------        ------------        ------------
                                            (581)               (817)               (941)               (164)               (185)
                                    ------------        ------------        ------------        ------------        ------------
Income (loss) from
  operations before
  income taxes                               381              (1,921)             (3,080)               (320)                155
Income tax expense
  (benefit)                                   --                  --                  --                  --                  --
                                    ------------        ------------        ------------        ------------        ------------
Net income (loss)                   $        381        $     (1,921)       $     (3,080)       $       (320)       $        155
                                    ============        ============        ============        ============        ============
Net income (loss) per
  common share
  outstanding*                              $.02               $(.24)              $(.27)              $(.04)       $        .01
                                    ============        ============        ============        ============        ============
Net income (loss) per
  common share and
  equivalents
  outstanding**                             $.02               $(.24)              $(.27)              $(.04)       $        .00
                                    ============        ============        ============        ============        ============
Weighted average common
  shares outstanding                       8,457               8,812              12,218               8,825              22,546
                                    ============        ============        ============        ============        ============
Weighted average common
   and common stock
   equivalent shares
   outstanding                             8,457               8,812              12,218               8,825              32,629
                                    ============        ============        ============        ============        ============

* Computed by dividing net income or loss, after reduction for preferred stock dividends, by the weighted average number of common shares outstanding.

** Computed by dividing net income or loss, after reduction for preferred stock dividends, by the weighted average number of common share and common share equivalents outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

                      AJAY SPORTS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except share amounts)

                                                                                                                        Total
                                    Preferred Stock      Common Stock     Additional                 Unamortized     Stockholders'
                                   -----------------   -----------------    Paid-In     Accumulated   Compensation      Equity
                                    Shares    Amount    Shares    Amount    Capital       Deficit       Expense        (Deficit)
                                   --------   ------   --------   ------   ----------   -----------   ------------   ------------
Balances at January 1, 1992             --   $    --   8,278,675   $ 83      $3,848       $(3,781)        $(201)       $   (51)

Subordinated note converted
 into preferred stock               29,500     2,950          --     --          --            --            --          2,950

Shares forfeited upon termination
 of employment of former officer        --        --    (233,333)    (2)       (136)           --           138             --

Amortization of compensa-
 tion expense                           --        --          --     --          --            --            63             63

Private placement issue,
 net of fees of $107                    --        --     729,431      7         505            --            --            512

Net income                              --        --          --     --          --           381            --            381
                                   -------   -------  ----------   ----      ------       -------         -----        -------

Balances at December 31, 1992       29,500     2,950   8,774,773     88       4,217        (3,400)           --          3,855

Common stock grant to
 management                             --        --      50,000     --          29            --            --             29

Net loss                                --        --          --     --          --        (1,921)           --         (1,921)
                                   -------   -------  ----------   ----      ------       -------         -----        -------

Balances at December 31, 1993       29,500     2,950   8,824,773     88       4,246        (5,321)           --          1,963

Common stock issued to
 fund acquisition                       --        --   1,500,000     15         685            --            --            700

Common stock issued in
 lieu of wages to officer               --        --     150,000      2          50            --            --             52

Preferred stock converted
 into common stock                 (17,000)   (1,700)  5,000,040     50       1,650            --            --             --

Stock issued to affiliate
 to reduce debt                         --        --   4,117,647     41       1,359            --            --          1,400

Common stock sold to affiliates         --        --   2,941,177     29         971            --            --          1,000

Net loss                                --        --          --     --          --        (3,080)           --         (3,080)
                                   -------   -------  ----------   ----      ------       -------         -----        -------

Balances at December 31, 1994       12,500     1,250  22,533,637    225       8,961        (8,401)           --          2,035

Common stock issued to
 employees                              --        --      11,900     --          --            --            --             --

Adjust retained earnings                --        --          --     --          --             5            --              5

Net income                              --        --          --     --          --           155            --            155
                                   -------   -------  ----------   ----      ------       -------         -----        -------

Balances at March 31, 1995
 (Unaudited)                        12,500   $ 1,250  22,545,537   $225      $8,961       $(8,241)        $  --        $ 2,195
                                   =======   =======  ==========   ====      ======       =======         =====        =======

The accompanying notes are an integral part of the consolidated financial statements.

                      AJAY SPORTS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                       Three Months Ended
                                                   Year Ended December 31,                  March 31,
                                            ------------------------------------      ----------------------
                                              1992          1993          1994          1994          1995
                                            --------      --------      --------      --------      --------
                                                                                     (Unaudited)   (Unaudited)
Cash flows from operating activities:
 Net income (loss)                          $    381      $ (1,921)     $ (3,080)     $   (320)     $    155
 Adjustments to reconcile to net cash
 flows from operating activities:
   Loss on sale of assets                         --            --           162            --            --
   (Gain) on disposition of
    investment in affiliate                     (275)           --            --            --            --
   Depreciation and amortization                  86           128           129            47            52
   Loss on write down of investment
    in and advances to affiliate                  --           123            --            --            --
   Stock issued to officer in lieu
    of compensation                               --            --            52            --            --
   Adjustment to retained earnings                --            --            --            --             5
 Changes in assets [(increase)/decrease]
 & liabilities [increase/(decrease)]:
   Accounts receivable, net                     (116)          980           299          (618)       (2,112)
   Inventories                                  (903)        1,144         1,662           745           308
   Prepaid expenses                              (98)          114          (112)          (80)          (38)
   Other assets                                   --            --            22            --            11
   Accounts payable                              250           611        (1,530)         (168)          162
   Accrued expenses                              (57)         (108)           18            19            33
   Due to affiliates                            (337)          (17)         (240)          250            --
                                            --------      --------      --------      --------      --------
     Net cash flows provided by
     (used in) operating activities           (1,069)        1,054        (2,618)         (125)       (1,424)
                                            --------      --------      --------      --------      --------

Cash flows from investing activities:
   Additions to property, plant
    and equipment                               (161)         (226)         (115)           --           (64)
   Proceeds from sale of equipment                --            --             4             7            --
   Proceeds from sale of investment               --            --            86            --            --
   Investments in and advances
    to affiliates                                151            15            --            18            --
                                            --------      --------      --------      --------      --------
     Net cash (used in)
     investing activities                        (10)         (211)          (25)           25           (64)
                                            --------      --------      --------      --------      --------

Cash flows from financing activities:
   Cash acquired in acquisition
    via non-cash financing                        --            --             2            --            --
   Proceeds from note payable
    to affiliate                                  --            --         6,770            --         1,420
   Increase (decrease) in bank
    notes payable                                556          (841)       (5,026)          102           (15)
   Proceeds from private place-
    ments, net of related costs                  512            --         1,000            --            --
                                            --------      --------      --------      --------      --------
     Net cash provided by (used in)
     financing activities                      1,068          (841)        2,746           102         1,405
                                            --------      --------      --------      --------      --------

Net increase (decrease) in cash                  (11)            2           103             2           (83)
Cash at beginning of period                       11            --             2             2           105
                                            --------      --------      --------      --------      --------

Cash at end of period                       $     --      $      2      $    105      $      4      $     22
                                            ========      ========      ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   --------

1. GOING CONCERN PRESENTATION
   --------------------------

       As discussed in Note 6 to the consolidated financial statements, as of December 31, 1993 the Company was not in compliance with certain of its debt covenants. In May, 1994 the existing borrowings were replaced by a Loan Agreement with an affiliate due November 1, 1994, which has been extended to February 1, 1996 (See Note 16). If this financing had not been replaced or extended, the Company would not have had sufficient funds to repay the outstanding balance. The Company has suffered declines in sales and significant net losses in 1994 and 1993. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

       The Company continues to work on the refinancing of its working capital loan and is negotiating with asset based lenders to put this financing in place. The Company received an equity infusion in October, 1994 of $2,400,000 as a result of a private placement of 2,941,177 shares of common stock with affiliated Companies and through the exercise of options to purchase 4,117,647 shares by a related party, Williams Controls Industries, Inc. Also in October, 1994 the holder of the Company's Series B 8% Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") converted 17,000 shares of Series B Preferred Stock into 5,000,040 shares of common stock.


       Additionally, throughout 1994, management instituted a cost reduction program which included a reduction in salary and labor positions, along with related fringe benefits. The Company also obtained more favorable material costs, enhanced its material utilization methods and instituted more efficient manufacturing techniques. The Company strengthened its sales coverage by appointment of additional experienced independent sales representatives and increased its emphasis on product development which resulted in several new product introductions in late 1994. Management feels these factors will contribute to achieving future profitability.

2. SIGNIFICANT ACCOUNTING POLICIES
   -------------------------------

   BASIS OF PRESENTATION - The consolidated financial statements include the accounts of Ajay Sports, Inc. ("Sports") and its wholly-owned operating company subsidiaries, Ajay Leisure Products, Inc. ("Ajay") and Leisure Life, Inc. ("Leisure"), collectively referred to herein as the "Company". All significant intercompany balances and transactions have been eliminated.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

2. SIGNIFICANT ACCOUNTING POLICIES, Continued
   -------------------------------

   INVENTORIES - Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

   FIXED ASSETS - Fixed assets are stated at cost, less accumulated depreciation of $144,000, $181,000 and $223,000 as of December 31, 1993 and 1994 and March
   31, 1995 respectively. Fixed assets of the Company consist primarily of machinery and equipment, office equipment, and a building. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from four to thirty-nine years.

   OTHER ASSETS - Other assets at December 31, 1994 and March 31, 1995 consists of patents and trademarks held and applied for by Leisure Life (See Note 8c). Other assets at December 31, 1993 consists primarily of a receivable of $318,000, less an allowance for estimated uncollectibility of $162,000, from a customer then operating under Chapter 11 of the U.S. Bankruptcy Code. This receivable was collected in June, 1994.

   PRODUCT LIABILITY AND WARRANTY COSTS - Product liability exposure is insured with insurance premiums provided during the year. Product warranty costs are based on experience and attempt to match such costs with the related product sales.

   REVENUE RECOGNITION - The Company recognizes revenue when goods are shipped.

   INCOME TAXES - Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, using enacted statutory rates applicable to future years.

   RECLASSIFICATION - Certain amounts as originally reported in the 1992 financial statements were reclassified to conform with the 1993 presentation.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

3. RELATED PARTY TRANSACTIONS
   --------------------------

       The Company's related parties include the following:

   Roadmaster Industries, Inc. ("Roadmaster") - Prior to June 1989, all the Company's common stock was owned by Roadmaster and the companies had common investors. Roadmaster owned all of the Company's preferred stock prior to the consummation of the Exchange Agreement.

   Pro Mark, Inc. ("Pro Mark") - The Company owns 40% of the outstanding shares of Pro Mark.

   Equitex, Inc. ("Equitex") - Prior to the consummation of the Exchange Agreement, Equitex owned 189,000 shares of the Company's common stock and 1,100,000 warrants to purchase additional common stock. Additionally, the chairman of Roadmaster is the president of Equitex.

   First Equity Corporation ("First Equity") - First Equity is owned by a family member of the president, chief executive officer, and chairman of the Company.

   TICO - TICO is controlled by the Company's president, chief executive officer, and chairman.

   ACRODYNE PROFIT SHARING TRUST - ("Acrodyne") is a profit sharing trust. The Company's president, chief executive officer and chairman is trustee and beneficiary of the trust. The trust acquired 1,176,471 common shares on October 3, 1994.

   ENERCORP, INC. - ("Enercorp") is a business development company engaged in the business of investing in and providing managerial assistance to developing companies. The Company's president, chief executive officer, chairman and principal shareholder is a significant shareholder in Enercorp and its president is a Director of the Company. Enercorp acquired 1,764,706 common shares on October 3, 1994.

   WILLIAMS CONTROLS INDUSTRIES, INC. - ("Williams") - Williams has the same chairman as the Company, which individual is a major shareholder of each company.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

3. RELATED PARTY TRANSACTIONS, Continued
   --------------------------

   (a) Roadmaster

       Ajay purchased various finished goods inventory, primarily hand-pulled golf carts, from Roadmaster. Purchases in 1993 and 1992 were approximately $123,000 and $788,000, respectively. Prior to 1993, Ajay leased certain machinery and equipment from Roadmaster. Rent expense to Roadmaster was $139,000 for the year ended December 31, 1992. The net result of this activity represented amounts due to Roadmaster of $42,000 and $39,000 at December 31, 1993 and 1992, respectively. The December 31, 1993 balance was transferred to TICO as part of the Exchange Agreement and paid during the six months ended June 30, 1994.

       During 1992, approximately $2,431,000 in letters of credit were opened by Roadmaster for inventory purchases by Ajay. Consideration paid to Roadmaster for use of these facilities totaled $200,000 in 1992.

       In June, 1992, the Company transferred 188,100 shares of MacGregor Sports and Fitness, Inc. ("MacGregor") common stock and assigned advances due from MacGregor to Roadmaster in satisfaction of obligations to Roadmaster of $376,000.

       Also in 1992, 250,000 shares of MacGregor common stock were transferred to Roadmaster in exchange for machinery and equipment previously leased from Roadmaster with an appraised value of $490,000. A gain of $275,000 was recognized as a result of this transaction.

       Prior to its conversion to preferred stock (as described in Note 8), the Company owed Roadmaster $2,950,000 under a subordinated note, and interest expense on the note for the year ended December 31, 1992 was $61,000.

       During 1993, the Company entered into an agreement with certain parties (as described in Note 3c), whereby the promissory note owed to Roadmaster in the amount of $217,000 on December 31, 1992 would be transferred to TICO. As of December 31, 1993, Ajay owed $197,000 on the promissory note with accrued interest of $17,000. During the year ended December, 1994 the $197,000 and interest of $24,719 were paid to TICO.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

3. RELATED PARTY TRANSACTIONS, Continued
   --------------------------

   (b) Pro Mark

       On April 2, 1991, the Company executed a letter of intent with Pro Mark for the sale of the Company's "Double Eagle" brand of golf products for $300,000 ($210,000, net of expenses) and 1,000,000 shares of restricted common stock of Pro Mark. In order to permit Pro Mark to commence marketing this product line at the earliest possible date and to allow time for the completion of the sale, the parties on May 3, 1991 entered into an exclusive sales representation agreement pursuant to which, for the same consideration, Pro Mark was provided the exclusive right to market the "Double Eagle" product line. The exclusive sales representation agreement was subsequently replaced by an exclusive marketing agreement for an initial 20 year period with renewal clauses.

       Due to operating losses of Pro Mark, the Company did not assign any value to the shares of Pro Mark common stock received in the transaction and no gain or loss was recognized on this transaction.

       During 1993, the Company wrote off advances to Pro Mark totaling $87,000.

   (c) Exchange Agreement

       During 1993, the Company entered into an agreement, whereby Roadmaster and Equitex agreed to substantially divest of all their interest in the Company by transferring to TICO all of the Company's outstanding common stock purchase warrants held by them, the $217,000 principal amount note payable to Roadmaster, the 29,500 shares of the Company's Series A 8% Cumulative Convertible Preferred Stock and all Roadmaster's outstanding accounts receivable due from the Company.

       Additionally, Roadmaster agreed to transfer to TICO all marketing and distribution rights for golf products in Canada, all tooling exclusively associated with the manufacture of hand-pulled golf carts, the "Ajay" name and agreed to grant TICO a 10 year exclusive license for the use of the "Ajay" trademark and tradename.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

3. RELATED PARTY TRANSACTIONS, Continued
   --------------------------

       The Company and TICO agreed to obtain the release and satisfaction in full of any and all obligation, guarantees and collateral of Equitex under the revolving credit facility, described in Note 6 including the release of 1,000,000 shares of Roadmaster common stock owned by Equitex and pledged to a bank as collateral. The Company's president and TICO further agreed to transfer to Roadmaster all the Roadmaster common stock purchase warrants held by the Company's president along with TICO's payment of $200,000 to Roadmaster.

       Based upon completion of the Exchange Agreement in 1994 and refinancing of debt obligations, the Board of Directors of the Company approved a plan to, at the option of TICO or its assigns, convert the value of instruments transferred to TICO under the Exchange Agreement, in whole or in part, into Preferred Stock, which could be converted to Common Stock of the Company at a price $.34 per share. On October 3, 1994 the Company created a new class of Series B 8% Cumulative Convertible Preferred Stock and allowed for its exchange, on a share-for-share basis, with the Company's Series A Preferred Stock. On that same day, TICO notified the Company that it wished to exchange the 29,500 shares of Series A Preferred Stock for 29,500 shares of the newly issued Series B Preferred Stock, as was permitted under the Certificate of Designations of Rights and Preferences of the Series B Preferred Stock. On that same day, TICO notified the Company that it wished to convert 17,000 shares of its Series B Preferred Stock for 5,040,000 shares of the Common Stock of the Company, as the Series B Preferred Stock allows for a conversion rate of 1 share of Series B Preferred Stock for 294.12 shares of the Company's Common Stock.

   (d) Other

       In May, 1994 Williams entered into a Loan Agreement with the Company (See
       Note 6).

       In 1992, the Company paid Equitex $100,000 for services rendered and reimbursement of costs associated with the private placement. In 1994, Equitex earned a fee of

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

3. RELATED PARTY TRANSACTIONS, Continued
   --------------------------

       $40,000 as a result of the extension of the revolving credit facility with the bank. As part of the Exchange Agreement this amount was transferred to TICO and paid in June, 1994.

       First Equity established a letter of credit on behalf of the Company in December, 1993, which was amended during 1994, totaling $271,200. This letter was established to purchase inventory. In addition, First Equity advanced the Company $250,000 during January, 1994 which was repaid in June, 1994.

4. INVENTORIES
   -----------

       Inventories consist of the following (in thousands):

                                       December 31,          March 31,
                                 ----------------------      --------
                                   1993          1994          1995
                                 --------      --------      --------
                                                            (Unaudited)

     Raw materials               $  4,014      $  2,901      $  3,164
     Work-in-progress               1,010           919           908
     Finished goods                 2,357         1,966         1,406
                                 --------      --------      --------
                                 $  7,381      $  5,786      $  5,478
                                 ========      ========      ========

5. INVESTMENT IN AND ADVANCES TO AFFILIATES
   ----------------------------------------

       Investment in and advances to affiliates includes the following as of December 31, 1993 and 1994 and March 31, 1995 (in thousands):

                                               December 31,           March 31,
                                          ----------------------      --------
                                            1993          1994          1995
                                          --------      --------      --------
                                                                     (Unaudited)

     Investment in MacGregor              $    107      $     --      $     --
     Interest receivable - MacGregor      $     --      $     --      $     --

     Advances to:
      Pro Mark, Inc.                      $     --      $     --      $     --
      Roadmaster                          $     18      $     --      $     --
                                          --------      --------      --------
                                          $    125      $     --      $     --
                                          ========      ========      ========

       The investment in MacGregor represented 125,106 shares of MacGregor (which was less than 5% of MacGregor's outstanding stock) as of December 31, 1993. A former officer of the Company is an officer of MacGregor, and MacGregor and the Company have common investors. During 1992, as disclosed in Notes 3 and 13,

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

5. INVESTMENT IN AND ADVANCES TO AFFILIATES, Continued
   ----------------------------------------

   the Company disposed of 188,100 and 250,000 shares of this investment in satisfaction of payables to Roadmaster and to acquire equipment from Roadmaster, respectively. In conjunction with the disposition of the 188,100 shares of MacGregor, the Company assigned, to Roadmaster, its rights to collection of amounts due from MacGregor totalling $215,000. During the year ended December 31, 1994 the remaining 125,106 shares were disposed of for $69,000, resulting in a loss of $38,000.


6. DEBT
   ----

       The December 31, 1993 note payable to bank represented Ajay's revolving credit facility with BankAmerica Business Credit, Inc. ("BankAmerica"), maturing April 30, 1994, not to exceed the lesser of $7.5 million or an amount based on eligible trade accounts receivable and inventories, including a letter of credit facility not to exceed $2.5 million. Borrowings under the revolving credit facility bore interest at prime plus 2%. A $500,000 seasonal subline bore interest at prime plus 3%. This subline was cancelled in the fourth quarter of 1993. The letter of credit facility required a fee of 1.5% per annum on outstanding letters of credit. A commitment fee of .5% per year on the unused balance of the revolving credit facility and the letter of credit facility was required. The note contained certain restrictions on the payment of dividends. The note was collateralized by substantially all assets of Ajay and was guaranteed by the Company and up to $1.5 million by Equitex.

       Primarily as a result of net losses experienced in 1993, the Company was not in compliance with financial covenants regarding interest coverage ratios and adjusted tangible net worth under its revolving credit facility. As a result, the revolving credit facility was reduced to $6 million effective April 1, 1994.

       On April 14, 1994 the Company was advised by BankAmerica that the Second Amended Restated Loan and Security Agreement ("Credit Agreement") between BankAmerica and Ajay had been purchased by Roadmaster. On May 5, 1994 Ajay paid Roadmaster in full all outstanding obligations due under its Credit Agreement and entered into a Loan and Security Agreement ("Loan Agreement") with Williams for a loan of up to $7,000,000. The Loan Agreement requires monthly interest only payments at

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

6. DEBT, Continued
   ----

   the prime rate of First Interstate Bank of Oregon plus 3.25%, was originally scheduled to expire on November 4, 1994, and has been extended to February 1, 1996 (See Note 16). The Loan Agreement is secured by a lien on substantially all of the assets of Ajay and is guaranteed by the Company and the Company's President. The Company's guaranty is secured by a pledge of all of the outstanding common stock of Ajay. At December 31, 1994 and March 31, 1995 the borrowing under the loan was $5,369,000 and $6,790,000, respectively. In connection with the Loan Agreement Williams was granted certain options (See
   Note 8d).

       Ajay's borrowings consisted of the following:

                                                 December 31,         March 31,
                                           -----------------------   ----------
                                              1993         1994         1995
                                           ----------   ----------   ----------
                                                                     (Unaudited)
     Revolving credit facility:
       Balance                             $5,019,000   $5,369,000   $6,790,000
       Interest rate                             8.0%        10.5%       12.25%
       Unused amount of facility           $2,481,000   $1,631,000   $  210,000
       Average amount outstanding
        during the period                  $6,100,261   $5,626,861   $6,430,733
       Weighted average interest rate            8.3%         8.0%        11.7%
       Maximum amount outstanding
        during the period                  $7,748,959   $6,651,341   $6,790,000

       Ajay had outstanding commercial letters of credit totaling approximately $62,000, $1,100,000 and $700,000 at December 31, 1993 and 1994 and March 31,
   1995 respectively.

       The seasonal nature of the Company's sales creates fluctuating demands on its cash flow, due to the temporary build-up of inventories in anticipation of, and receivables subsequent to, the peak seasonal period which historically has been from February through May of each year. The Company has relied and continues to rely heavily on its credit facility for its working capital requirements.

7. INCOME TAXES
   ------------

       As discussed in Note 2, the Company adopted SFAS No. 109 at the beginning of 1992. There was no cumulative effect of this accounting change and its adoption had no impact on 1992 net income.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

       The actual income tax expense (benefit) differs from the statutory income tax expense (benefit) as follows (in thousands):

                                                                                Three
                                                                               Months
                                                                                Ended
                                           Year Ended December 31,            March 31,
                                    ------------------------------------      --------
                                      1992          1993          1994          1995
                                    --------      --------      --------      --------
                                                                             (Unaudited)
     Statutory tax expense
      (benefit) at 34%              $    130      $   (653)     $ (1,047)     $     53
     Utilization of net operating
      loss carryforward                 (130)           --            --           (53)
     Loss producing no current
      tax benefit                         --           653         1,047            --
                                    --------      --------      --------      --------
                                    $     --      $     --      $     --      $     --
                                    ========      ========      ========      ========

   The components of the net deferred tax asset/liability were as follows (in thousands):

                                                               December 31,          March 31,
                                                         ----------------------      --------
                                                           1993          1994          1995
                                                         --------      --------      --------
                                                                                    (Unaudited)
     Deferred tax asset, principally accrued
      expenses, reserves and loss carryforwards          $  1,086      $  2,116      $  2,065
     Deferred tax liability, principally depreciation         (52)          (68)          (72)
     Valuation allowance                                   (1,034)       (2,048)       (1,993)
                                                         --------      --------      --------
     Net                                                 $     --      $     --      $     --
                                                         ========      ========      ========

          The Company had net operating loss carryforwards for Federal tax purposes of approximately $5,293,000 at December 31, 1994, which expire in varying amounts in the years 2006 through 2009. Operating loss carryforwards totaling $845,000 and $4,248,000 are available to offset future state taxable income of Sports and Ajay, respectively, which expire in varying amounts in the years 2006 through 2009.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

8. STOCKHOLDERS' EQUITY
   --------------------

   (a) Preferred Stock

       Effective March 31, 1992, the Company designated 100,000 shares of its $.01 par value preferred stock as Series A 8% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock was convertible into the Company's common stock at a conversion price of $2.25 per share beginning January 1, 1994. Beginning January 1, 1994, the Series A Preferred Stock was entitled to receive annual dividends of 8% per share that are cumulative from the date of issuance, and it participated equally in any dividends on common stock. Cumulative dividends as of December 31, 1993 totaled $413,000. The Series A Preferred Stock, which had no voting rights, had a liquidation preference value of $100 per share plus accrued and unpaid dividends. The Company had the right to redeem the Series A Preferred Stock at a price equal to $100 per share plus accrued and unpaid dividends.

       Effective March 31, 1992, 29,500 shares of Series A Preferred Stock were issued to Roadmaster in full satisfaction of the remaining balance due on a $2,950,000 subordinated note due to Roadmaster. No gain or loss was recorded as a result of this debt restructuring.

       During 1993, the Company entered into an agreement, finalized in 1994, whereby Roadmaster transferred to TICO the 29,500 shares of the Company's Series A Preferred Stock.

       On October 3, 1994 the Company created a new class of Series B 8% Cumulative Convertible Preferred Stock and allowed for its exchange, on a share-for-share basis, with the Company's Series A Preferred Stock. On that same day, TICO notified the Company that it wished to exchange the 29,500 shares of Series A Preferred Stock for 29,500 shares of the newly issued Series B Preferred Stock, as was permitted under the Certificate of Designations of Rights and Preferences of the Series B Preferred Stock. On that same day, TICO notified the Company that it wished to convert 17,000 shares of its Series B Preferred Stock for 5,040,000 shares of the Common Stock of the Company, as the Series B Preferred Stock allows for a conversion rate of 1 share of Series B Preferred Stock for 294.12 shares of the Company's Common Stock.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

8. STOCKHOLDERS' EQUITY, Continued
   --------------------

   (b) Stock issued to officers

           In 1992, the Company established a stock incentive plan for an officer of the Company, under which up to 150,000 shares of the Company's stock may be granted. During 1993, 50,000 shares were issued under this plan. In 1994, the Company issued 150,000 shares of common stock to an officer in lieu of compensation.

   (c) Stock Issued for Acquisition

           On August 1, 1994 the Company reached an agreement in principle to acquire the outstanding common stock of Leisure Life, Inc. In exchange for acquiring all the common stock of Leisure Life, the Company issued 1,500,000 shares of its common stock to the owners of Leisure Life, with 400,000 of those shares being issued subject to certain performance requirements being met by Leisure Life. The purchase method was used to account for the acquisition. Results of operations of Leisure Life are included in the Company's statements effective on August 1, 1994. The purchase value was established at $700,000 based on fair value of assets acquired consisting of working capital, patents, machinery, land and building. The full value of the purchase was represented by 1,100,000 shares. Goodwill was not booked; however 400,000 shares were placed in escrow to be distributed based on profit performance of Leisure Life during 1995. It is unlikely that the escrow shares will be distributed.

   (d) Warrants and Options

           A summary of activity related to warrants and options to purchase Company common stock is as follows:

                                                Warrants      Price
                                              and Options   per Share
                                              -----------   ---------

       Balance, January 1, 1992                 2,585,970   $.34-1.00

          Issued                                  250,000         .34  (i)
          Issued                                  250,000         .34  (i)
          Issued                                  270,217         .34  (ii)
          Issued                                   94,500         .34  (iii)
                                               ----------   ---------

       Balance, December 31, 1992               3,450,687    .34-1.00

          Expired                                (564,717)        .34
                                               ----------   ---------

       Balance, December 31, 1993               2,885,970    .34-1.00

          Expired                                (450,000)   .80-1.00
          Reissued                                200,000         .34  (iv)
          Reissued                                 94,500         .34  (v)
          Issued to Employees                     840,000    .40- .80  (vi)
          Issued to Williams                   16,274,754    .34-1.00  (vii)
          Exercised by Williams                (4,117,647)        .34  (viii)
                                               ----------   ---------

       Balance, December 31, 1994              15,727,577   $.34-1.00

          Adjustment to Williams' Options      (1,046,234)   .50-1.00  (vii)
                                               ----------   ---------
       Balance, March 31, 1995 (Unaudited)     14,681,343   $.34-1.00
                                               ==========   =========

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

8. STOCKHOLDERS' EQUITY, Continued
   --------------------

          (i) Warrants originally issued to Equitex which were transferred to TICO under the Exchange Agreement (as described in Note 3c) and subsequently assigned to Acrodyne, exercisable through December 2000, replacing the previously issued warrants to purchase 2,500,000 shares at an exercise price of $1.50 to $1.00, subject to adjustment. During 1994, the exercise price was adjusted to $.34.

          (ii) Warrants issued in connection with the Company's private placement. As a result of the reset provision provided for in the Warrant Agreement, the exercise price dropped from $1.00 to $.33 per share. The warrants expired in October, 1993.

          (iii) Warrants originally issued to Equitex in connection with the Company's private placement. Warrants were transferred to TICO under the Exchange Agreement (as described in Note 3c), and subsequently assigned to Acrodyne. The exercise price was adjusted to $.34 in 1994.

          (iv) Warrants originally issued to Roadmaster in 1990. Transferred to TICO under the Exchange Agreement, expired and reissued to Acrodyne.

          (v) Warrants originally issued to Equitex in connection the Company's private placement. Transferred to Acrodyne, expired and reissued.

          (vi) Employee stock options of which 131,667 shares have vested at December 31, 1994.

          (vii) In May 1994 the Company and Williams entered into a Joint Venture Implementation Agreement in which Williams was granted an option to purchase up to 51% of the then outstanding Common Stock (23,714,641 shares) of the Company. That agreement provided that if the loan were repaid in full by May 5, 1995, Williams would lose 7,439,887 of the options. This agreement was been modified. (See Note 16.)

          (viii)  See Note 8e.

   (e)    Private Placements

                In 1992, the Company issued, via private placement, 729,431 shares of common stock and warrants to purchase 364,717 shares and received proceeds of $512,000, net of related costs.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

8. STOCKHOLDERS' EQUITY, Continued
   --------------------

                In 1994, the Company issued to related parties, via private placement, 2,941,177 shares of common stock and received proceeds of $1,000,000. The Company also issued 4,117,647 shares of common stock to a related party resulting in a reduction of debt totalling $1,400,000.

9. MAJOR CUSTOMERS
   ---------------

       The Company operates in two lines of business, the manufacture and distribution of sports equipment and in outdoor leisure furniture. The Company's customers are principally in the retail sales market.

       To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial conditions and does not generally require collateral.

       Sales to customers which represent over 10% of the Company's net sales are as follows:

                                                   Three
                                                  Months
                                                   Ended
                 Year Ended December 31,          March 31,
           ----------------------------------     --------
Customer     1992         1993         1994         1995
- --------   --------     --------     --------     --------
                                                 (Unaudited)

  A           25%           32%          41%          35%
  B           20%            *            *            *
  C           19%           12%           *           11%

   * Amounts are less than 10% of net sales.


10. SPALDING LICENSE AGREEMENT
    --------------------------

       Ajay has a license from Spalding Sports Worldwide to utilize the Spalding trademark in conjunction with the sale and distribution of golf bags, golf gloves, hand pulled golf carts and certain other golf accessories in the United States. As consideration for this license, Ajay is required to pay royalties to Spalding based on a percentage of sales, subject to annual minimums of $650,000, $500,000 and $550,000, for the years ended June 30, 1994, 1995 and 1996, respectively. The current agreement expires June 30, 1996. Other conditions of the agreement require the Company to expend 2% of sales under the agreement on advertising and related costs, with 1%

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

10. SPALDING LICENSE AGREEMENT, Continued
    --------------------------

remitted to Spalding.  The Company must also maintain a current ratio of 1.0 to
1.0. Approximately 61% of the Company's 1994 and 1993 sales were Spalding products. See Note 16.

       Royalty expense due Spalding was $735,000, $702,000 and $494,000 for the years ended December 31, 1992, 1993 and 1994 respectively , and $165,000 for the three months ended March 31, 1995.

11. LEASES
    ------

       Future aggregate minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows (in thousands):


                     1995             $  518
                     1996                378
                     1997                352
                     1998                337
                     1999                336
               2000 and thereafter       497
                                      ------
                                      $2,418
                                      ======

          Total rental expense (in thousands) under operating leases (net of sublease rental income from an affiliate of $37, $38 and $8, respectively) was $524, $409 and $556 for the years ended December 31, 1992, 1993 and 1994, respectively. Total rental expense (in thousands) under operating leases was $130 for the three months ended March 31, 1995.

12.  NET INCOME (LOSS) PER COMMON SHARE
     ----------------------------------

          Earnings or loss per share has been computed by dividing net income or loss, after reduction for preferred stock dividends in 1992 ($177,000), 1993 ($236,000), 1994 ($202,000), and the quarter ended March 31, 1995
     ($25,000), by the weighted average number of common shares outstanding. No exercise of warrants outstanding was assumed in 1992, 1993 or 1994, since any exercise of warrants would be antidilutive. For the quarter ended March 31, 1995, the exercise prices of 10,083,000 warrants were less than the market price and therefore were considered as exercised for purposes of calculating fully diluted earnings per share.

                       AJAY SPORTS, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

                                   --------

13.  SUPPLEMENTAL CASH FLOW INFORMATION
     ----------------------------------

          Cash paid for interest was $876,000, $633,000, and $607,000 for the years ended December 31, 1992, 1993, and 1994, respectively, and $185,000 for the three months ended March 31, 1995.

          Noncash financing and investing transactions were as follows:

     . As discussed in Note 3, the Company exchanged 250,000 shares of MacGregor in 1992 for certain machinery and equipment with an appraised value of $490,000. A gain of $275,000 was recognized on the transaction.

     . The Company also settled certain obligations to Roadmaster totaling $376,000 by transferring 188,100 shares of MacGregor to those affiliates in 1992. The book value of the shares was $161,000 (see Note 3.) Additionally, in conjunction with this transaction, the Company assigned its rights to collection of amounts due from MacGregor totalling $215,000.

     . A subordinated note payable to Roadmaster of $2,950,000 was converted to 29,500 shares of preferred stock during 1992.

     . During 1993, 50,000 shares of the Company's common stock valued at $29,500 were issued to an officer of the Company. This was recorded in accrued expenses at December 31, 1992.

     . During 1994, 150,000 shares of the Company's common stock were issued to an officer of the Company in lieu of wages.

     . In exchange for acquiring in 1994 all of the common stock of Leisure Life, Inc. the Company issued 1,500,000 shares of its common stock to the owners of Leisure Life.

     . During 1994, 4,117,647 shares of the Company's common stock were issued to a related party resulting in a reduction in debt totaling $1,400.000.

14.  CONTINGENCIES
     -------------

        The Company is subject to certain claims in the normal course of business which management intends to vigorously contest. The outcomes of these claims are not expected to have a material adverse affect on the Company's consolidated financial position or results of operations.

15.  BUSINESS SEGMENT REPORTING - MARCH 31, 1995
     -------------------------------------------

     The relative contributions to net sales, operating profit and identifiable assets of the Company's two industry segments for the quarter ended March 31, 1995 (unaudited) are as follows (in thousands):

                                               Business Segment
                                --------------------------------------------
                                  Furniture        Sports       Consolidated
                                ------------    ------------    ------------
     Sales                      $        361    $      5,093    $      5,454
     Operating profit/(loss)            (134)            474             340
     Interest expense                     --              --             185
     Income before taxes                  --              --             155
     Assets                            1,767           9,358          11,125
     Depreciation                         19              33              52
     Capital expenditures                 35              29              64

16.  SUBSEQUENT EVENTS
     -----------------

     On April 5, 1995, the Company and Williams agreed to modifications of the terms of the Loan Agreement and Joint Venture Implementation Agreement. The changes include (1) a waiver of Williams' preemptive right to purchase up to 51% so long as the Company completes its proposed offering of securities by May 31, 1995 (which date may be extended for up to 120 days), (2) an extension of the due date of the loan until February 1, 1996, (3) a reduction in the maximum loan amount from $7.0 million to $5.6 million as of August 1, 1995, (4) a reduction in the number of $1.00 options granted to Williams Controls from 1,394,979 to 348,745 exercisable at $.50 per share if the loan is repaid by August 1, 1995, (5) a reduction in the exercise price of all unexercised options with an exercise price greater than $.50 per share to $.50 if the loan is not repaid by August 1, 1995,
     (6) an extension of the expiration date of all options granted to Williams Controls from May 5, 1998 to August 1, 1999, and (7) an additional four-year extension of the manufacturing joint venture at the Company's Delavan, Wisconsin, and Mexicali, Mexico, facilities from May 5, 1998 to August 1, 2002.

     On June 5, 1995, the Company extended its agreement with Spalding. The current agreement expires June 30, 1998. As consideration for this license, Ajay is required to pay royalties to Spalding based on a percentage of sales, subject to annual minimums of $500,000, $550,000, $550,000 and $550,000, for the years ended June 30, 1995, 1996, 1997 and 1998, respectively.

                                                                   Schedule VIII


                      AJAY SPORTS, INC. AND SUBSIDIARIES
                       Valuation and Qualifying Accounts

                            (Amounts in Thousands)

                                     -----

                                             Balance       Charged to                       Balance
                                            beginning       costs and      Deductions       at end
                                            expenses        expenses       (describe)      of period
                                            --------        --------        --------       ---------
Reserve for Product Warranty:

    Three months ended:
       March 31, 1995 (Unaudited)           $    139        $     52        $     52        $    139
    Year ended:
       December 31, 1994                    $    112        $    276        $    249 (1)    $    139
       December 31, 1993                         105             360             353             112
       December 31, 1992                         165             297             357             105

Allowance for Doubtful Receivables:

    Three months ended:
       March 31, 1995 (Unaudited)           $    101        $     17        $      1        $    117
    Year ended:
       December 31, 1994                    $    230        $     62        $    191 (2)    $    101
       December 31, 1993                         150             159              79             230
       December 31, 1992                         150              40              40             150

Reserve for Inventory Obsolescence:

    Three months ended:
       March 31, 1995 (Unaudited)           $    430        $     --        $    222        $    208
    Year ended:
       December 31, 1994                    $    160        $    430        $    160        $    430
       December 31, 1993                         150              87              77             160
       December 31, 1992                         210              84             144             150

Notes:
- -----

(1)  Represents amounts paid for product warranty claims.

(2)  Represents amounts charged off as uncollectible.

                [photographs of leisure furniture products here]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS pROSPECTUS. ANY INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE uNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................................................   3
THE COMPANY................................................................   6
RISK FACTORS...............................................................   6
DILUTION...................................................................  12
MARKET FOR THE COMPANY'S STOCK AND RELATED STOCKHOLDER MATTERS.............  13
USE OF PROCEEDS............................................................  13
CAPITALIZATION.............................................................  15
DIVIDEND POLICY............................................................  15
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA.........................  16
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS................................................................  17
CHANGES IN AND DISAGREEMENTS WITH THE ACCOUNTANTS ON ACCOUNTING AND
 FINANCIAL DISCLOSURE......................................................  22
BUSINESS...................................................................  23
MANAGEMENT AND KEY PERSONNEL...............................................  30
PRINCIPAL SHAREHOLDERS.....................................................  37
CERTAIN TRANSACTIONS.......................................................  39
DESCRIPTION OF SECURITIES..................................................  42
SHARES ELIGIBLE FOR FUTURE SALE............................................  46
UNDERWRITING...............................................................  47
LEGAL MATTERS..............................................................  50
EXPERTS....................................................................  50
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................  50
ADDITIONAL INFORMATION.....................................................  51
FINANCIAL STATEMENTS....................................................... F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         525,000 Shares of Series C
                         10% Cumulative Convertible
                               Preferred Stock
                          and 525,000 Common Stock
                              Purchase Warrants



                   [LOGO OF AJAY SPORTS, INC. APPEARS HERE]

                              ------------------

                                  PROSPECTUS

                              ------------------

                          SCHNEIDER SECURITIES, INC.


                                 June   , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

CATEGORY OF EXPENSE
AMOUNT

Registration fee.............................................$      2,553
NASD filing fee..............................................       1,328
NASDAQ listing fee...........................................       2,000*
Blue sky filing fees.........................................      12,000*
Transfer agent fees..........................................         500
Printing costs...............................................      10,000*
Stock certificate printing costs.............................       1,230
Legal fees...................................................      50,000*
Accounting fees..............................................      10,300
Road Show expenses...........................................      45,000*
Representative's nonaccountable expense allowance............     159,075
Financial consulting fee payable to Representative...........      30,000
Miscellaneous................................................       1,014*
                                                                ---------
Total........................................................$    325,000
                                                                =========

_____________
*Estimated

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Delaware and Article 11 of the Registrant's Restated Certificate of Incorporation permit the Registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the officer or director was adjudged liable on the basis that he or she derived an improper personal benefit.

ITEM 16.    EXHIBITS

    EXHIBIT                                                                           CONSECUTIVE
    NUMBER                                   EXHIBIT                                  PAGE NUMBER
     1.1    Form of Underwriting Agreement                                               ___

     1.2    Form of Agreement Among Underwriters                                         ___

     1.3    Form of Underwriter's Warrants                                               ___

     1.4    Form of Selected Dealers Agreement                                           ___

     1.5    Form of Corporate Finance Consulting Agreement                               ___

     2.1    Agreement of Purchase and Sale of Business, Including Purchase               N/A
             of Stock dated July 31, 1994 between Robert Newman and Ajay
             Sports, Inc. (1)

    EXHIBIT                                                                                 CONSECUTIVE
    NUMBER                                         EXHIBIT                                  PAGE NUMBER
      4.1          Certificate of Designation of Rights and Preferences of the Series            N/A
                   B 8% Cumulative Convertible Preferred Stock of Ajay Sports, Inc.
                   (1)

      4.2          Certificate of Designation of Rights and Preferences of the Series            ___
                   C 10% Cumulative Convertible Preferred Stock

      4.3          Form of Warrant Agreement (8)                                                 N/A

      5.1          Opinion Regarding Legality                                                    ___

      10.1         License Agreement dated April 14, 1992 between Spalding Sports                N/A
                   Worldwide and Ajay Leisure Products, Inc. (2)

      10.2         Employment Agreement dated April 14, 1992 between Ajay Lei-                   N/A
                   sure Products, Inc. and L. Dean Cassell (2)

      10.3         Second Amended and Restated Loan and Security Agreement                       N/A
                   dated April 14, 1992 between Ajay Leisure Products, Inc. and
                   Security Pacific Business Credit, Inc. (2)

      10.4         Allocation Agreement dated April 14, 1992 between Roadmaster                  N/A
                   Corporation, Roadmaster Leisure Inc. and Ajay Leisure Products,
                   Inc. and Security Pacific Business Credit, Inc. (2)

      10.5         Second Amended and Restated Guaranty dated April 14, 1992                     N/A
                   between Ajay Sports, Inc. and Security Pacific Business Credit,
                   Inc. (2)

      10.6         Second Amended and Restated Pledge Agreement dated April 14,                  N/A
                   1992 between Ajay Sports, Inc. and Security Pacific Business
                   Credit, Inc. (2)

      10.7         Letter Agreement dated November 18, 1992 between Ajay Sports,                 N/A
                   Inc., Ajay Leisure Products, Inc., Equitex, Inc. and Roadmaster
                   Industries, Inc. (3)

      10.8         Dennis L. Carnes Stock Incentive Plan of Ajay Sports, Inc. dated              N/A
                   February 9, 1993 (4)

      10.9         Licensing Agreement dated June 15, 1989 between Roadmaster                    N/A
                   Corporation and Ajay Leisure Products, Inc. (5)

      10.10        First Amendment to the April 14, 1992 Spalding License Agree-                 N/A
                   ment dated April 2, 1993 (4)

      10.11        Exchange Agreement dated October 13, 1993 between TICO, Ajay                  N/A
                   Sports, Inc., Ajay Leisure Products, Inc., Roadmaster Industries,
                   Inc., Roadmaster Corporation and Equitex, Inc. (6)

      10.12        Loan and Security Agreement Dated as of May 5, 1994 between                   N/A
                   Ajay Leisure Products, Inc. and Williams Controls Industries, Inc.,
                   together with Guaranty, Pledge Agreement and Collateral Assign-
                   ment of Loan Agreement, Promissory Note, Pledge Agreement
                   and Other Loan Documents (1)

    EXHIBIT                                                                                 CONSECUTIVE
    NUMBER                                      EXHIBIT                                     PAGE NUMBER
      10.13         Williams/Ajay Loan and Joint Venture Implementation Agreement               N/A
                    dated May 6, 1994 (1)

      10.14         Second Amendment to the April 14, 1992 Spalding License Agree-              N/A
                    ment dated July 1, 1994 (1)

      10.15         Employment Agreement dated July 31, 1994 between Robert D.                  N/A
                    Newman, Leisure Life, Inc. and Ajay Sports, Inc. (1)

      10.16         1994 Stock Option Plan (7)                                                  N/A

      10.17         1995 Stock Bonus Plan (7)                                                   N/A

      10.18         Third Amendment to the April 14, 1992 Spalding License
                    Agreement dated June 5, 1995                                                ___

       23.1         Consent of Hirsch & Silberstein, P.C.                                       ___

       23.2         Consent of Coopers & Lybrand, L.L.P.                                        ___

_______________

(1) Previously filed with and incorporated by reference from the Registrant's Form 10-K filed for December 31, 1994 (SEC File No. 0-18204).

(2) Previously filed with and incorporated by reference from the Registrant's Form 10-K filed for December 31, 1991 (SEC File No. 0-18204).

(3) Previously filed with and incorporated by reference from the Registrant's Form 10-Q filed for September 30, 1992 (SEC File No. 0-18204).

(4) Previously filed with and incorporated by reference from the Registrant's Form 10-K filed for December 31, 1992 (SEC File No. 0-18204).

(5) Previously filed with and incorporated by reference from the Registrant's Registration Statement on Form S-18 (File No. 33-30760).

(6) Previously filed with and incorporated by reference from the Registrant's Form 10-K filed for December 31, 1993 (SEC File No. 0-18204).

(7) Previously filed with and incorporated by reference from the Registrant's Registration Statement on Form S-8 (File No. 33-89650).

(8)    Previously filed with this Registration Statement on Form S-2 (No.
       33-58753).

ITEM 17.     UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delavan, State of Wisconsin, on June 19, 1995.

                                    AJAY SPORTS, INC.


                                    By:     /s/ Thomas W. Itin
                                            ------------------------------------
                                            Thomas W. Itin, President

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                          TITLE                                  DATE

                                   President, Chief Executive
                                   Officer and Director (Principal
/s/ Thomas W. Itin                 Executive                              June 19, 1995
- ---------------------------------                                         ------------------
Thomas W. Itin

/s/ Robert R. Hebard               Secretary and Director                 June 19, 1995
- ---------------------------------                                         ------------------
Robert R. Hebard
                                   Chief Financial Officer (Principal
/s/ Duane R. Stiverson             Financial and Accounting Officer)      June 19, 1995
- ---------------------------------                                         ------------------
Duane R. Stiverson

/s/ Clarence H. Yahn               Director                               June 19, 1995
- ---------------------------------                                         ------------------
Clarence H. Yahn

/s/ Stanley V. Intihar             Director                               June 19, 1995
- ---------------------------------                                         ------------------
Stanley V. Intihar

/s/ Anthony B. Cashen              Director                               June 19, 1995
- --------------------------------                                          ------------------
Anthony B. Cashen

/s/ Robert D. Newman               Director                               June 19, 1995
- --------------------------------                                          ------------------
Robert D. Newman